Grand Banks
Energy Corporation

RECEIVED
2007 MAY -4 A 10:29

May 3, 2007

Via Federal Express

07023229

Securities and Exchange Commission
Office of International Corporation Finance
100 F Street, NE
Washington, DC 20549

SUPPL

Dear Sir/Ms.

RE: Grand Banks Energy Corporation
File No. 82-34896

For filing, in compliance to an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, please find enclosed a Schedule A for the month of April, 2007 with the documents listed attached.

We trust everything is in order, however, if you require further information please contact my assistant, Sandi Jennings at (403) 262-8666 extension #114.

Yours truly,

GRAND BANKS ENERGY CORPORATION

PROCESSED
MAY 0 9 2007
THOMSON FINANCIAL

Shawn McDonald
Chief Financial Officer

SM/sej
Enclosure

Suite 1600, 444 – 5th Avenue S.W. Calgary, Alberta, Canada, T2P 2T8 — Tel: (403) 262-8666 – Fax: (403) 262-8796 – www.grandbanksenergy.com

File No. 82-34896

SCHEDULE A

Documents filed during the month of April, 2007

Document

1. Press Release dated April 16, 2007
2. Form 52-109F1 – Certification of Annual Filings - President & CEO
3. Form 52-109F1 – Certification of Annual Filings – CFO
4. Report on Reserve Data and other Information (NI 51-101F1) – December 31, 2006
5. Report on Reserves Data by Independent Qualified Reserves Evaluator and Auditor Form 51-101F2
6. Form 51-101F2 McDaniel & Associates Consultants Ltd. Letter
7. Report of Management and Directors on Reserves Data and Other Information (NI 51-101 F3)
8. Management's Discussion and Analysis
9. Management's Responsibility Statement
10. Press Release dated April 11, 2007
11. Press Release dated April 5, 2007
12. Global Corporate Compliance letter dated April 5, 2007
13. Form 4G TSX Venture Exchange

GRAND BANKS ENERGY CORPORATION

For Immediate Release ("GBE" – TSX-V)

Grand Banks Announces 2006 Annual Filings

Calgary, Alberta – April 16, 2007

Grand Banks Energy Corporation (the "Corporation" or "Grand Banks") is pleased to announce that its audited financial statements and management discussion and analysis for the year ended December 31, 2006 and its annual reserve data and other oil and natural gas information at December 31, 2006 are available at www.sedar.com.

Grand Banks is listed on the TSX-Venture Exchange under the Symbol GBE.

For further information please contact:

Grand Banks Energy Corporation
1600, 444 – 5th Avenue S.W.
Calgary, Alberta T2P 2T8
Phone: (403) 262-8666
Fax: (403) 262-8796

E.C. (Ted) McFeely
Chairman, President and Chief Executive Officer

File No. 82-34896

Form 52-109F1 – Certification of Annual Filings

I, ***Edward C. McFeely, President and Chief Executive Officer of Grand Banks Energy Corporation***, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Grand Banks Energy Corporation***, (the issuer) for the period ending ***December 31, 2006***;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: **April 16, 2007**

"signed Edward C. McFeely

Edward C. McFeely
President & CEO

Form 52-109F1 – Certification of Annual Filings

I, ***Shawn McDonald, Chief Financial Officer of Grand Banks Energy Corporation***, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Grand Banks Energy Corporation***, (the issuer) for the period ending ***December 31, 2006***;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: **April 16, 2007**

"signed Shawn McDonald

Shawn McDonald
Chief Financial Officer

GRAND BANKS ENERGY CORPORATION
REPORT ON RESERVE DATA AND OTHER INFORMATION (NI 51-101F1)
As of December 31, 2006
(CAD $000's)

DISCLOSURE OF RESERVES DATA

The oil and natural gas reserves data set forth below is based on the consolidation of evaluations performed by Paddock Lindstrom & Associates Ltd. ("PLA") and McDaniel & Associates Consultants Ltd. ("McDaniel"), each being a qualified, independent reserves evaluator firm engaged by the Board of Directors to collectively evaluate the Company's oil and natural gas reserves. The following information with an effective date of December 31, 2006 comes from the PLA Report dated February 22, 2007 for the evaluation of all the Company's properties except Stoughton, and the McDaniel's Report dated January 18, 2007 which evaluated the Stoughton property only. The reserves data conforms to the requirements of NI 51-101. PLA consolidated both evaluations under their price forecast which is represented herein.

It should not be assumed that the estimates of future net revenues presented in the tables below represent fair market values of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserve estimates of crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas liquids and natural gas reserves may be greater than or less than the estimates provided herein.

DEFINITIONS AND NOTES

Mbbl – One Thousand Barrels of oil

Mcf – One Thousand cubic feet of gas

MMcf – Millions of cubic feet of gas

BOE – Barrels of oil equivalent have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel oil (6:1). BOEs may be misleading, particularly if used in isolation. A BOE conversion of 6 Mcf: 1 Bbl is based on an approximate energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

MBOE – One Thousand Barrels of oil equivalent converted at 6:1

MS – All monetary amounts are Canadian dollars expressed in thousands (except the per unit amounts)

Rounding – Numbers may not add due to rounding

"**Gross**" means:
(a) in relation to our interest in production and reserves, our interest (operating and non-operating) before deduction of royalties and without including any royalty interest to us;
(b) in relation to wells, the total number of wells in which we have an interest; and
(c) in relation to properties, the total area of properties in which we have an interest.

"**Net**" means:
(a) in relation to our interest in production and reserves, our interest (operating and non-operating) after deduction of royalty obligations, plus our royalty interest in production or reserves;
(b) in relation to wells, the number of wells obtained by aggregating our working interest in each of our gross wells; and
(c) in relation to our interest in a property, the total area in which we have an interest multiplied by the working interest we owned.

RESERVES DATA (CONSTANT PRICES AND COSTS)

Summary of Oil and Gas Reserves
Constant Prices and Costs
Effective December 31, 2006
Volumes In Imperial Units

	Reserves							
	Light and Medium Oil		Heavy Oil		Solution Gas		Assoc. & Non-Assoc. Gas	
Reserves Category	**Gross (Mbbl)**	**Net (Mbbl)**	**Gross (Mbbl)**	**Net (Mbbl)**	**Gross (MMcf)**	**Net (MMcf)**	**Gross (MMcf)**	**Net (MMcf)**
Proved Developed Producing	1,008.8	890.0	0.0	0.0	81.3	67.8	1,149.9	838.3
Proved Developed Non-Producing	55.9	45.7	0.0	0.0	26.4	20.1	2,038.4	1,532.6
Proved Undeveloped	291.9	272.7	0.0	0.0	0.0	0.0	257.3	238.1
Total Proved	1,356.5	1,208.4	0.0	0.0	107.7	87.9	3,445.5	2,609.0

	Reserves					
	Coalbed Methane		Natural Gas Liquids		Sulphur	
Reserves Category	**Gross (MMcf)**	**Net (MMcf)**	**Gross (Mbbl)**	**Net (Mbbl)**	**Gross (LT)**	**Net (LT)**
Proved Developed Producing	0.0	0.0	27.9	16.5	0.0	0.0
Proved Developed Non-Producing	0.0	0.0	4.1	2.5	65,745.0	54,445.0
Proved Undeveloped	0.0	0.0	0.0	0.0	0.0	0.0
Total Proved	0.0	0.0	32.0	19.1	65,745.0	54,445.0

	Reserves	
	Total	
Reserves Category	**Gross (MBOE)**	**Net (MBOE)**
Proved Developed Producing	1,241.8	1,057.5
Proved Developed Non-Producing	404.1	307.0
Proved Undeveloped	334.7	312.4
Total Proved	1,980.7	1,676.9

	Net Present Values of Future Net Revenue			
	Before Income Taxes		After Income Taxes	
Reserves Category	**0% (M$)**	**10% (M$)**	**0% (M$)**	**10% (M$)**
Proved Developed Producing	40,153.1	29,116.7	40,153.1	29,116.7
Proved Developed Non-Producing	9,648.7	7,219.3	9,648.7	7,219.3
Proved Undeveloped	7,209.6	3,600.1	5,535.2	2,802.7
Total Proved	57,011.5	39,936.1	55,337.1	39,138.7

Total Future Net Revenue (Undiscounted)
Constant Prices and Costs
Effective December 31, 2006

Reserves Category	Revenue (M$)	Royalties (M$)	Operating Costs (M$)	Development (M$)	Well Abandonment Costs (M$)	Future Net Revenue Before Income Taxes (M$)	Income Taxes (M$)	Future Net Revenue After Income Taxes (M$)
Total Proved	106,645.9	15,699.3	22,252.2	10,568.6	1,114.3	57,011.5	1,674.4	55,337.1

Net Present Value of Future Net Revenue By Production Group
Constant Prices and Costs
Effective December 31, 2006

Reserve Category	Production Group	Future Net Revenue Before Income Taxes (Discounted at 10%) (M$)
Total Proved		
	Light and Medium Crude Oil (including solution gas and other by-products)	31,833.7
	Heavy Oil (including solution gas and other by-products)	0.0
	Associated and Non-Associated gas (including by-products)	8,102.4
	Coalbed Methane	0.0
	Other Revenue	0.0
	Total	39,936.1

RESERVES DATA (FORECAST PRICES AND COSTS)

Summary of Oil and Gas Reserves
Forecast Prices and Costs - PLA Dec 31, 2006 Prices
Effective December 31, 2006
Volumes In Imperial Units

	Reserve							
	Light and Medium Oil		Heavy Oil		Solution Gas		Assoc. & Non-Assoc. Gas	
Reserves Category	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (MMcf)	Net (MMcf)
Proved Developed Producing	1,008.5	889.8	0.0	0.0	81.3	66.4	1,168.4	851.9
Proved Developed Non-Producing	55.9	45.7	0.0	0.0	26.4	20.2	2,038.4	1,512.2
Proved Undeveloped	291.9	272.7	0.0	0.0	0.0	0.0	257.3	237.9
Total Proved	1,356.2	1,208.2	0.0	0.0	107.7	86.6	3,464.1	2,601.9
Probable Additional	996.2	867.5	0.0	0.0	390.2	318.3	4,393.6	3,073.9
Total Proved + Probable	2,352.5	2,075.7	0.0	0.0	497.9	404.9	7,857.7	5,675.8

	Reserve					
	Coalbed Methane		Natural Gas Liquids		Sulphur	
Reserves Category	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)	Gross (LT)	Net (LT)
Proved Developed Producing	0.0	0.0	28.0	16.7	0.0	0.0
Proved Developed Non-Producing	0.0	0.0	4.1	2.6	65,745.0	54,037.0
Proved Undeveloped	0.0	0.0	0.0	0.0	0.0	0.0
Total Proved	0.0	0.0	32.1	19.3	65,745.0	54,037.0
Probable Additional	0.0	0.0	16.1	10.0	126,565.0	100,130.0
Total Proved + Probable	0.0	0.0	48.2	29.3	192,310.0	154,167.0

	Reserves	
	Total	
Reserves Category	Gross (MBOE)	Net (MBOE)
Proved Developed Producing	1,244.8	1,059.5
Proved Developed Non-Producing	404.1	303.6
Proved Undeveloped	334.7	312.4
Total Proved	1,983.6	1,675.5
Probable Additional	1,809.7	1,442.8
Total Proved + Probable	3,793.3	3,118.4

	Summary of Net Present Values of Future Net Revenue Before Income Taxes				
Reserves Category	0% (M$)	5% (M$)	10% (M$)	15% (M$)	20% (M$)
Proved Developed Producing	40,604.6	34,130.4	29,799.3	26,679.8	24,310.6
Proved Developed Non-Producing	12,217.4	10,455.8	9,135.1	8,109.4	7,289.7
Proved Undeveloped	7,336.5	5,174.1	3,653.3	2,535.5	1,685.4
Total Proved	60,158.5	49,760.3	42,587.7	37,324.7	33,285.7
Probable Additional	59,106.8	37,325.3	26,496.4	20,127.5	15,960.8
Total Proved + Probable	119,265.3	87,085.6	69,084.1	57,452.2	49,246.5

Summary of Net Present Values of Future Net Revenue After Income Taxes

Reserves Category	0% (M$)	5% (M$)	10% (M$)	15% (M$)	20% (M$)
Proved Developed Producing	40,604.6	34,130.4	29,799.3	26,679.8	24,310.6
Proved Developed Non-Producing	11,841.2	10,238.6	9,005.1	8,029.1	7,238.7
Proved Undeveloped	5,067.3	3,474.3	2,343.0	1,502.0	854.6
Total Proved	57,513.1	47,843.2	41,147.4	36,210.9	32,403.8
Probable Additional	41,054.2	25,665.0	18,042.9	13,574.1	10,660.4
Total Proved + Probable	98,567.3	73,508.2	59,190.4	49,785.0	43,064.3

Total Future Net Revenue (Undiscounted)
Forecast Prices and Costs - PLA Dec 31, 2006 Prices
Effective December 31, 2006

Reserves Category	Revenue (M$)	Royalties (M$)	Operating Costs (M$)	Development Costs (M$)	Well Abandonment Costs (M$)	Before Income Taxes (M$)	Income Taxes (M$)	After Income Taxes (M$)
Total Proved	115,336.5	17,743.6	25,500.2	10,568.6	1,365.6	60,158.5	2,645.4	57,513.1
Total Proved + Probable	231,189.7	39,402.2	52,773.3	17,736.7	2,012.2	119,265.3	20,698.0	98,567.3

Net Present Value of Future Net Revenue By Production Group
Forecast Prices and Costs - PLA Dec 31, 2006 Prices
Effective December 31, 2006

Reserve Category	Production Group	Future Net Revenue Before Income Taxes (Discounted at 10%) (M$)
Total Proved		
	Light and Medium Crude Oil (including solution gas and other by-products)	31,243.1
	Heavy Oil (including solution gas and other by-products)	0.0
	Associated and Non-Associated gas (including by-products)	11,344.6
	Coalbed Methane	0.0
	Other Revenue	0.0
	Total	42,587.7
Total Proved + Probable		
	Light and Medium Crude Oil (including solution gas and other by-products)	46,877.3
	Heavy Oil (including solution gas and other by-products)	0.0
	Associated and Non-Associated gas (including by-products)	22,206.8
	Coalbed Methane	0.0
	Other Revenue	0.0
	Total	69,084.1

Pricing Assumptions

Constant Prices Used in Estimates

Constant Price Assumption
Effective December 31, 2006

Edmonton 40° API	Hardisty 25° API	AECO C Natural Gas Price	Pentanes Plus (Condensate)	Butane	Propane	Ethane
$Cdn/stb	$Cdn/bbl	$Cdn/MMBtu	$Cdn/stb	$Cdn/stb	$Cdn/stb	$Cdn/stb
$67.06	$48.77	$6.07	$71.78	$54.06	$42.13	$19.04

NOTES:

1. Edmonton price is the average of the posted Imperial, Shell, PetroCanada, Flint Hills and Suncor prices at Edmonton on December 31, 2006.
2. Hardisty price is the average of the posted Imperial, PetroCanada, Flint Hills and EnCana prices at December 31, 2006 posted Hardisty-Bow River prices.
3. AECO C Price is the NGX AECO Next Day Price Index - December 28, 2006 (not adjusted for heat content or transportation).
4. Condensate price is the average of the posted prices from Shell and Flint Hills for the month of December. (unadjusted for transportation).
5. Butane and Propane prices are the Shell posted average price for each for the month of December. (unadjusted for transportation).

Forecast Prices Used in Estimates

The forecast prices used in the estimates of reserves and future net revenue were provided by the qualified reserves evaluator Paddock Lindstrom & Associates Ltd.

PADDOCK LINDSTROM & ASSOCIATES LTD.
FORECAST PRICES AND COSTS ASSUMPTIONS
December 31, 2006

YEAR	WTI @ CUSHING	CDN/US EXCHANGE RATE	WTI @ CUSHING	EDM REF PRICE	HARDISTY 25 API	HEAVY 12 API	CROMER 29 API	CONDEN-SATE	BUTANE	PROPANE	ETHANE	SULPHUR
	$US/BBL		$C/BBL	$C/BBL	$C/BBL	$C/BBL	$C/BBL	$C/BBL	$C/BBL	$C/BBL	$C/BBL	$/LT
2007	61.00	0.870	70.11	68.58	47.58	37.58	63.78	68.58	48.01	41.15	23.15	20.00
2008	60.00	0.870	68.97	67.40	47.40	38.40	62.69	67.40	47.18	40.44	25.10	20.40
2009	60.00	0.870	68.97	67.37	49.37	41.37	62.66	67.37	47.16	40.42	25.03	20.81
2010	58.00	0.870	66.67	65.04	48.54	40.54	60.49	65.04	45.53	39.03	24.95	21.22
2011	56.00	0.870	64.37	62.71	45.88	37.88	58.32	62.71	43.90	37.63	25.45	21.65
2012	57.12	0.870	65.66	63.97	46.80	38.80	59.49	63.97	44.78	38.38	25.96	22.08
2013	58.26	0.870	66.97	65.25	47.74	39.74	60.68	65.25	45.67	39.15	26.47	22.52
2014	59.43	0.870	68.31	66.55	48.69	40.69	61.89	66.55	46.59	39.93	27.00	22.97
2015	60.62	0.870	69.67	67.88	49.66	41.66	63.13	67.88	47.52	40.73	27.54	23.43
2016	61.83	0.870	71.07	69.24	50.66	42.66	64.39	69.24	48.47	41.54	28.09	23.90
2017	63.07	0.870	72.49	70.62	51.67	43.67	65.68	70.62	49.44	42.37	28.66	24.38
2018	64.33	0.870	73.94	72.04	52.70	44.70	66.99	72.04	50.43	43.22	29.23	24.87
2019	65.61	0.870	75.42	73.48	53.76	45.76	68.33	73.48	51.43	44.09	29.81	25.36
2020	66.93	0.870	76.93	74.95	54.83	46.83	69.70	74.95	52.46	44.97	30.41	25.87
2021	68.26	0.870	78.46	76.45	55.93	47.93	71.09	76.45	53.51	45.87	31.02	26.39
2022	69.63	0.870	80.03	77.97	57.05	49.05	72.52	77.97	54.58	46.78	31.64	26.92
2023	71.02	0.870	81.63	79.53	58.19	50.19	73.97	79.53	55.67	47.72	32.27	27.46
2024	72.44	0.870	83.27	81.12	59.35	51.35	75.45	81.12	56.79	48.67	32.92	28.00

YEAR	HENRY HUB	AECO C	ALBERTA 1 YR FIRM	ALBERTA SPOT	AGGRE-GATOR	ALLIANCE	ALBERTA AGRP	SASK SPOT	SASK PROVGAS	SUMAS SPOT	BC STN 2	CANWEST WELLHEAD
	$US/MMBTU	C$/MMBTU	C$/MMBTU	C$/MMBTU	C$/MMBTU	C$/MMBTU	C$/MMBTU	C$/MMBTU	C$/MMBTU	C$/MMBTU	C$/MMBTU	C$/MMBTU
2007	7.25	7.33	7.15	7.15	7.10	6.90	7.12	7.20	7.20	7.18	6.93	6.43
2008	7.75	7.91	7.72	7.72	7.72	7.47	7.72	7.82	7.82	7.76	7.51	7.01
2009	7.75	7.89	7.70	7.70	7.70	7.44	7.70	7.80	7.80	7.74	7.49	6.99
2010	7.75	7.87	7.68	7.68	7.68	7.41	7.68	7.78	7.78	7.72	7.47	6.97
2011	7.91	8.02	7.83	7.83	7.83	7.56	7.83	7.93	7.93	7.87	7.62	7.12
2012	8.06	8.19	7.99	7.99	7.99	7.71	7.99	8.09	8.09	8.04	7.79	7.29
2013	8.22	8.35	8.15	8.15	8.15	7.86	8.15	8.25	8.25	8.20	7.95	7.45
2014	8.39	8.52	8.31	8.31	8.31	8.02	8.31	8.41	8.41	8.37	8.12	7.62
2015	8.56	8.69	8.48	8.48	8.48	8.18	8.48	8.58	8.58	8.54	8.29	7.79
2016	8.73	8.86	8.64	8.64	8.64	8.35	8.64	8.74	8.74	8.71	8.46	7.96
2017	8.90	9.04	8.82	8.82	8.82	8.51	8.82	8.92	8.92	8.89	8.64	8.14
2018	9.08	9.22	8.99	8.99	8.99	8.68	8.99	9.09	9.09	9.07	8.82	8.32
2019	9.26	9.40	9.17	9.17	9.17	8.86	9.17	9.27	9.27	9.25	9.00	8.50
2020	9.45	9.59	9.36	9.36	9.36	9.03	9.36	9.46	9.46	9.44	9.19	8.69
2021	9.64	9.78	9.54	9.54	9.54	9.21	9.54	9.64	9.64	9.63	9.38	8.88
2022	9.83	9.98	9.74	9.74	9.74	9.40	9.74	9.84	9.84	9.83	9.58	9.08
2023	10.03	10.18	9.93	9.93	9.93	9.59	9.93	10.03	10.03	10.03	9.78	9.28
2024	10.23	10.38	10.13	10.13	10.13	9.78	10.13	10.23	10.23	10.23	9.98	9.48

Note: All prices escalated at 2% per year after 2024
All costs escalated at 2% per year from 2007
First year forecast is for 12 months

The Corporation's weighted average product prices for 2006 were $ 63.07 per barrel of oil and $ 6.70 per mcf of natural gas.

Reserves Reconciliation

The following table sets forth the reconciliation of our net reserves as at December 31, 2006, using forecast price and cost estimates derived from the combined PLA and McDaniel Reports. Net reserves as at December 31, 2006 (Closing Balance) and as at December 31, 2005 (Opening Balance) include working interest reserves plus royalties receivable less royalties payable.

Reconciliation of Company Net Reserves by Principal Product Type
Forecast Prices and Costs

Opening: 2005-12-31 Forecast Prices and Costs - PLA December 31, 2005 Prices
Closing: 2006-12-31 Forecast Prices and Costs - PLA Dec 31, 2006 Prices

	Light & Medium Oil			Heavy Oil			Associated & Non-Associated Gas			Coalbed Methane		
FACTORS	Net Proved	Net Probable	Net Proved + Probable	Net Proved	Net Probable	Net Proved + Probable	Net Proved	Net Probable	Net Proved + Probable	Net Proved	Net Probable	Net Proved + Probable
	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MMcf	MMcf	MMcf	MMcf	MMcf	MMcf
Opening Balance	568.5	663.8	1,232.3	0.0	0.0	0.0	1,123.7	840.1	1,963.9	22.6	4.5	27.2
Extensions	409.5	167.4	576.9	0.0	0.0	0.0	237.9	81.1	319.0	0.0	0.0	0.0
Improved Recovery	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Technical Revisions	160.9	-55.6	105.3	0.0	0.0	0.0	244.2	-117.9	126.3	-22.6	-4.5	-27.2
Discoveries	212.2	83.0	295.2	0.0	0.0	0.0	1,449.3	2,344.3	3,793.6	0.0	0.0	0.0
Acquisitions	27.7	8.9	36.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Dispositions	0.0	0.0	0.0	0.0	0.0	0.0	-80.6	-73.8	-154.3	0.0	0.0	0.0
Economic Factors	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Production	-170.6	0.0	-170.6	0.0	0.0	0.0	-372.6	0.0	-372.6	0.0	0.0	0.0
Closing Balance	1,208.2	867.5	2,075.7	0.0	0.0	0.0	2,601.9	3,073.9	5,675.8	0.0	0.0	0.0

Future Net Revenue Reconciliation

RECONCILIATION OF CHANGES IN NET PRESENT VALUES OF FUTURE NET REVENUE
DISCOUNTED AT 10% PER YEAR
TOTAL PROVED RESERVES
CONSTANT PRICES AND COSTS

		2006 (M$)
Estimated Future Net Revenue at Beginning of Year		
	December 31, 2005 Opening Balance (After Credits and AFTER Income Tax)	26,402
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties		
	Predicted 2006 cash flow including Capital Spent (10%)	-8,219
Net Changes in Prices, Production Costs and Royalties Related to Future Production		
	Changes in Prices	-2,850
	Changes in Royalty	724
	Changes in Estimated Operating Costs	-2,236
	Changes in Estimated Abandonment Costs	8
	Changes in Proc./Gath. & Plant Income	0
	Changes in Saskatchewan Corporate Capital Tax	-403
Changes in Estimated Future Development Costs		
	Changes in Estimated Capital Costs	-1,034
Extensions and Improved Recovery		
Discoveries		
	Additions, Extensions and Discoveries	20,662
Acquisitions of Reserves		
	PW of Changes in WI (Int. Acq'd or Disp.)	478
Dispositions of Reserves		
	PW of Changes in WI (Int. Acq'd or Disp.)	-584
Net Change Resulting from Revisions in Quantity Estimates		
	Revision of Quantity Estimates	5,264
Accretion of Discount		2,640
Net Change in Royalty Tax Credits		-466
Net Change in Income Tax		-731
Timing and Miscellaneous Changes		
	Miscellaneous Changes	-516
Estimated Future Net Revenue at End of Year		
	December 31, 2006 Corporate Evaluation (After Credits and Before Income Tax)	39,936
Actual Income Tax Calculated for December 31, 2006 Corporate Evaluation		797
Estimated Future Net Revenue at End of Year		
	December 31, 2006 Corporate Evaluation (After Credits and After Income Tax)	39,139

ADDITIONAL INFORMATION RELATING TO RESERVES DATA

Proved Undeveloped Reserves

Previous Undeveloped Net Reserves
Forecast Prices and Costs
Effective December 31, 2006

Total Proved Undeveloped Reserves

	Light & Medium Oil		Heavy Oil		Associated & Non-Associated Gas		Coalbed Methane		NGL	
	1st Attributed	Cumulative at Year End	1st Attributed	Cumulative at Year End	1st Attributed	Cumulative at Year End	1st Attributed	Cumulative at Year End	1st Attributed	Cumulative at Year End
Year	Mbbl	Mbbl	Mbbl	Mbbl	MMcf	MMcf	MMcf	MMcf	Mbbl	Mbbl
2003	0.0	14.7	0.0	0.0	0.0	11.0	0.0	0.0	0.0	0.3
2004	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2005	62.2	62.2	0.0	0.0	13.9	13.9	22.6	22.6	0.0	0.0
2006	**196.7**	**272.7**	**0.0**	**0.0**	**237.9**	**237.9**	**0.0**	**0.0**	**0.0**	**0.0**

Probable Undeveloped Reserves

Previous Undeveloped Net Reserves
Forecast Prices and Costs
Effective December 31, 2006

Total Probable Undeveloped Reserves

	Light & Medium Oil		Heavy Oil		Associated & Non-Associated Gas		Coalbed Methane		NGL	
	1st Attributed	Cumulative at Year End	1st Attributed	Cumulative at Year End	1st Attributed	Cumulative at Year End	1st Attributed	Cumulative at Year End	1st Attributed	Cumulative at Year End
Year	Mbbl	Mbbl	Mbbl	Mbbl	MMcf	MMcf	MMcf	MMcf	Mbbl	Mbbl
2003	0.0	0.0	0.0	0.0	0.0	111.2	0.0	0.0	0.0	1.7
2004	31.2	31.1	0.0	0.0	227.7	281.3	0.0	0.0	4.7	6.4
2005	385.6	414.4	0.0	0.0	174.6	232.7	0.0	0.0	1.2	2.7
2006	**265.6**	**265.6**	**0.0**	**0.0**	**161.1**	**161.1**	**0.0**	**0.0**	**1.2**	**1.2**

Significant Factors or Uncertainties

We have a significant amount of proved undeveloped reserves assigned to the Tower Creek gas property in Northwest Alberta. This property is expected to be tied in during fiscal 2007. At the current prices, this property is economic; however, should gas prices fall materially, the property would become less economic and may be subject to reserve revisions in a low price environment.

The process of estimating oil and gas reserves is complex. It requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic

conditions impacting oil and gas processing and costs change. The reserve estimates contained herein are based on current production forecasts, prices and economic conditions and are evaluated by independent engineering firms. As circumstances change and additional data become available, reserve estimates also change. Estimates made are reviewed and revised, either upward or downward, as warranted by the new information. Revisions are often required due to changes in well performance, prices, economic conditions and governmental restrictions.

Although every reasonable effort is made to ensure that reserve estimates are accurate, reserve estimation is an inferential science. As a result, the subjective decisions, new geological or production information and a changing environment may impact these estimates. Revisions to reserve estimates can arise from changes in year-end oil and gas prices and reservoir performance. Such revisions can be either positive or negative. The reserve estimates of the Company's oil, NGL and natural gas reserves provided in the Statements of Reserves Data and Other Oil and Gas Information are estimates only and there is no assurance or guarantee that the estimated reserves will be recovered. Actual reserves may be greater or less than the estimates provided herein.

Future Development Costs

The following tables set forth development costs deducted in the estimation of our future net revenue attributable to the reserves categories noted below.

	Forecast Prices and Costs		Constant Prices and Costs
Year	Proved Reserves (M$)	Proved Plus Probable Reserves (M$)	Proved Reserves (M$)
2007	10,568	12,467	10,568
2008	-	5,270	-
2009	-	-	-
2010	-	-	-
2011	-	-	-
2012	-	-	-
2013	-	-	-
2014	-	-	-
2015	-	-	-
2016	-	-	-
Remainder	-	-	-
Total: Undiscounted	10,568	17,737	10,568
Total: Discounted @ 10%	10,028	16,440	10,028

We expect to fund the development costs of the reserves through a combination of cash flow, debt, the sale of existing assets and the issuance of equity.

There can be no guarantee that funds will be available or that we will allocate funding to develop all of the reserves attributed in the PLA and McDaniel Reports. Failure to develop those reserves would have a negative impact on future cash flow.

The interest or other costs of external funding are not included in the reserves and future net revenue estimates and would reduce reserves and future net revenue to some degree depending upon the funding sources utilized. We do not anticipate that interest or other funding costs would make development of any property uneconomic.

OTHER OIL AND GAS INFORMATION

Principal Oil and Gas Properties

The following is a description of the Company's principal oil and natural gas properties as at December 31, 2006. Reserve amounts are stated at December 31, 2006 and are based on forecast prices and costs assumptions as evaluated in the PLA and McDaniel Reports.

All the properties described below are located in Western Canada and are within the Canadian provinces of Alberta, Saskatchewan and Manitoba. The properties identified below represent 92.5 per cent of the total gross proved plus probable reserves assigned by PLA and McDaniel in the PLA and McDaniel Reports.

	Gross Production and Reserves		
	2006 Gross Production	Gross Proved Reserves	Gross Proved Plus Probable Reserves
Property	(BOE/d)	(MBOE)	(MBOE)
Kingsford, Saskatchewan	336	559.5	897.1
Sinclair, Manitoba	126	482.7	758.2
Virginia Hills, Alberta	126	82.6	107.0
Tower Creek, Alberta	0	288.7	844.6
Kakwa, Alberta	79	110.8	190.1
Stoughton, Saskatchewan	25	193.2	526.1
Wood River, Alberta	33	92.7	185.2

Kingsford

The Kingsford property is located in Saskatchewan. The Company is the operator and owns an average land interest of 70 percent. During 2006, gross production from the area averaged 336 BOE/d. PLA has assigned gross proved reserves of 560 MBOE and gross proved plus probable reserves of 897 MBOE which represents 23.6% of the total gross proved plus probable reserves.

Sinclair

The Sinclair property is located primarily in Manitoba with an extension just crossing the border into southeastern Saskatchewan. The Company is the operator and owns an average land interest of 90 percent. During 2006, gross production from the area averaged 126 BOE/d. PLA has assigned gross proved reserves of 483 MBOE and gross proved plus probable reserves of 758 MBOE which represents 20% of the total gross proved plus probable reserves.

Virginia Hills

The Virginia Hills property is located in Alberta. The Company is the operator and owns an average land interest of 88.75 percent. During 2006, gross production from the area averaged 126 BOE/d. PLA has assigned gross proved reserves of 82.6 MBOE and gross proved plus probable reserves of 107.0 MBOE which represents 2.8% of the total gross proved plus probable reserves

Wood River

The Wood River property is located in Alberta. This property is operated by the Company in some wells and another company in others. The Company owns an average land interest of approximately 33 percent. During 2006, gross production from the area averaged 33 BOE/d. PLA has assigned gross proved reserves of 93 MBOE and gross proved plus probable reserves of 185 MBOE which represents 4.9% of the total gross proved plus probable reserves

Tower Creek

The Tower Creek property is located in Alberta. The Company is the operator and owns an average land interest of 16.667 percent. During 2006, a Leduc sour gas discovery well was drilled at 2-21-55-27W5. The well is expected to be put on production during 2007. PLA has assigned gross proved reserves of 289 MBOE and gross proved plus probable reserves of 845 MBOE which represents 22.3% of the total gross proved plus probable reserves.

Kakwa

The Kakwa property is located in Alberta. This property is operated by another company. The Company owns an average land interest of 34 percent. During 2006, gross production from the area averaged 79 BOE/d. PLA has assigned gross proved reserves of 111 MBOE and gross proved plus probable reserves of 190 MBOE which represents 5% of the total gross proved plus probable reserves.

Stoughton

The Stoughton property is located in Saskatchewan. This property is operated by Grand Banks. The Company owns an average land interest of 50 percent. During 2006, gross production from the area averaged 25 BOE/d. McDaniel has assigned gross proved reserves of 193 MBOE and gross proved plus probable reserves of 526 MBOE which represents 13.9% of the total gross proved plus probable reserves.

Oil and Gas Wells

All wells in which the Company has an interest are located in Canada. The following table sets forth the number and status of oil and natural wells in which the Company had a working interest as at December 31, 2006.

	Oil Wells				Natural Gas Wells			
	Producing		Non-Producing		Producing		Non-Producing	
Province	Gross	Net	Gross	Net	Gross	Net	Gross	Net
British Columbia	0	0	0	0	0	0	2	0.3
Alberta	9	1.8	7	1.9	18	5.2	7	1.6
Saskatchewan	36	14.9	4	0.2	0	0	0	0
Manitoba	12	10.6	1	1	0	0	0	0
Total	**57**	**27.3**	**12**	**3.1**	**18**	**5.2**	**9**	**1.9**

Properties with No Attributed Reserves

The following table sets out the Company's undeveloped land holdings as at December 31, 2006.

	Acres	
	Gross	Net
Alberta	26,730	6,144
British Columbia	10,643	1,164
Manitoba	19,163	17,530
Saskatchewan	10,395	5,965
Total	**66,931**	**30,802**

Forward Contracts

The Company has not entered into financial or physical hedges in respect of commodity prices or foreign exchanges rates at this time.

Additional Information Concerning Abandonment and Reclamation Costs

The Company has sufficient resources to meet these obligations. The December 31, 2006 PLA and McDaniel Reserve Reports have included estimated abandonment costs but it does not include $924,001 (December 31, 2005, $514,000) of undiscounted costs related to the eventual site reclamation of the properties.

The following table sets forth information respecting future abandonment and reclamation costs for surface leases, wells, facilities and pipelines which we expect to incur for the periods indicated.

	Abandonment and Reclamation Costs escalated at 2.0% Undiscounted (M$)	Abandonment and Reclamation Costs escalated at 2.0% Discounted at 10% (M$)
Total as at December 31, 2006	$3,062,929	$1,063,073
Anticipated to be paid in 2007	$262,212	$238,375
Anticipated to be paid in 2008	$105,582	$87,258
Anticipated to be paid in 2009	$42,415	$31,867

We will be liable for our share of ongoing environmental obligations and for the ultimate reclamation of the properties held by us upon abandonment. We estimate that we have 37.8 net wells which are subject to environmental reclamation obligations. Ongoing environmental obligations are expected to be funded out of cash flow.

We estimate the costs to abandon and reclaim all our shut in and producing wells, facilities, gas plants, pipelines, batteries and satellites. No estimate of salvage value is netted against the estimated cost. Our model for estimating the amount and timing of future abandonment and reclamation expenditures was created on an operating area level. Estimated expenditures for each operating area are based on the Alberta Energy Utilities Board methodology which details the cost of abandonment and reclamation in 8 specific geographic regions, or actual industry cost estimates where they were more applicable. Each region was assigned an average cost per well to abandon and reclaim the wells in that area.

Abandonment and reclamation costs have been estimated over a 49 year period. Facility reclamation costs are scheduled to be incurred in the year following the end of the reserves life of its associated reserve.

The additional liability associated with well, pipelines and facilities reclamation costs which were not deducted by PLA and McDaniel in estimating future net revenue in the PLA and McDaniel Reports are $924,001 (escalating costs at 2% and undiscounted) and $385,906 (escalating costs at 2% and discounted at 10%). Only the abandonment costs associated with reserves wells were deducted by PLA and McDaniel in estimating future net revenue.

Tax Horizon

Grand Banks Energy Corporation has approximately $52.8 million of tax pools available for future deduction. The Company did not pay income taxes during 2006. Tax payable beyond 2006 will become a function of commodity prices, production volumes and capital expenditures. The Company does not expect to pay income taxes for at least the next 5 years based on the estimated net futures revenues based on the PLA and McDaniel Reports effective December 31, 2006.

Costs Incurred - Capital Expenditures

The following table summarizes capital expenditures related to the Company's activities for the year ended December 31, 2006.

	2006 (M$)
Land Costs	$ 1,478
Geological and Geophysical Costs	312
Drilling and Completion Costs	20,506
Equipment and Gathering Costs	3,760
Capitalized G&A Costs	-
Office Equipment Costs	24
Total	$ 26,080

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells that the Company participated in during the year ended December 31, 2006.

	Exploratory Wells		Development Wells	
	Gross	Net	Gross	Net
Oil	2.0	1.4	20.0	11.9
Natural gas	3.0	0.8	0.0	0.0
Dry	2.0	1.3	0.0	0.0
Total	7.0	3.6	20.0	11.9

Production Estimates

The following table sets out the volume of the Company's production estimated for the year ended December 31, 2006 which is the first year of the estimate of future net revenue disclosed in the tables contained herein.

	Forecast Production Estimates - 2007							
	Light and Medium Oil		Natural Gas		Natural Gas Liquids		BOE	
Reserves Category	Gross	Net	Gross	Net	Gross	Net	Gross	Net
	(bbl/d)	*(bbl/d)*	*(Mcf/d)*	*(Mcf/d)*	*(bbl/d)*	*(bbl/d)*	*(BOE/d)*	*(BOE/d)*
Total Proved	708	617	2523	2018	24	14	1153	967
Probable Additional	84	60	346	236	2	1	143	101
Total Proved plus Probable	792	677	2869	2254	26	15	1297	1068

The production estimates shown above include the following significant property which represents 21.8% of the gross forecast production for 2007.

Sinclair Significant property (included above)	Forecast Production Estimates - 2007							
	Light and Medium Oil		Natural Gas		Natural Gas Liquids		BOE	
Reserves Category	Gross	Net	Gross	Net	Gross	Net	Gross	Net
	(bbl/d)	*(bbl/d)*	*(Mcf/d)*	*(Mcf/d)*	*(bbl/d)*	*(bbl/d)*	*(BOE/d)*	*(BOE/d)*
Total Proved	252	244	0	0	0	0	252	244
Total Proved plus Probable	281	273	0	0	0	0	281	273

Production History

The following table summarizes certain information in respect of the Company's production, product prices received, royalties paid, operating expenses and the resulting netback for the periods indicated below:

	Quarter Ended 2006				Year Ended
BOE at (6:1)	Mar. 31	June 30	Sept. 30	Dec. 31	2006
Average Daily Production					
Light and Medium Oil (bbl/d)	599	487	537	604	557
NG Liquids (bbl/d)	44	40	32	27	35
Natural Gas (Mcf/d)	1,844	1,561	1,464	1,363	1,556
Royalty Production (BOE/d)	-	-	-	2	1
Combined (BOE/d)	951	787	813	860	852
Average Production Prices Received					
Light and Medium Oil ($/bbl)	$58.24	$68.97	$70.23	$59.79	$63.07
NG Liquids ($/bbl)	$43.57	$45.73	$67.33	$45.37	$50.10
Natural Gas ($/Mcf)	$ 7.80	$ 6.02	$ 5.89	$ 6.88	$ 6.70
Combined ($/BOE)	$53.84	$56.86	$59.68	$54.51	$56.11
Royalties Paid					
Light and Medium Oil and NG Liquids ($/bbl)	$ 9.19	$11.19	$15.86	$ 9.30	$11.28
Natural Gas ($/Mcf)	$ 1.54	$ 1.75	$ 1.43	$ 1.57	$ 1.57
Combined ($/BOE)	$ 9.20	$10.95	$13.68	$ 9.31	$10.71
Operating Costs					
Light and Medium Oil and NG Liquids ($/bbl)	$7.64	$10.12	$5.46	$7.42	$7.60
Natural Gas ($/Mcf)	$1.51	$1.33	$2.86	$2.38	$1.98
Combined ($/BOE)	$8.09	$9.41	$8.97	$9.21	$8.89

Netback Received					
Light and Medium Oil and NG Liquids ($/bbl)	$41.42	$47.66	$48.91	$43.07	$44.19
Natural Gas ($/Mcf)	$ 4.76	$ 2.94	$ 1.60	$ 2.93	$ 3.15
Combined ($/BOE)	$36.55	$36.50	$37.03	$35.99	$36.51

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR AND AUDITOR
FORM 51-101F2

Terms to which a meaning is ascribed in National Instrument 51-101 have the same meaning herein.

To the Board of Directors of Grand Banks Energy Corporation (the "Company"):

1. We have evaluated and audited the reserves data of certain properties owned by the Company as at December 31, 2006. The reserves data consist of the following:

   1) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using forecast prices and costs; and
      ii) the related estimated future net revenue; and

   2) (i) proved oil and gas reserves estimated as at December 31, 2006 using constant prices and costs; and
      ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation and audit.

   We carried out our evaluation and audit in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation and audit to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation and audit also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue, (before the deduction of income taxes), attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated and audited by us for the year ended December 31, 2006, and identifies the respective portions thereof that we have evaluated and audited and reported on to the Company's board of directors:

Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation/Audit Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue ($thousands - before taxes, 10% discount rate)			
			Audited	Evaluated	Reviewed	Total
Paddock Lindstrom & Associates Ltd.	February 22, 2007	Canada	nil	62,256.6	nil	62,256.6

5. In our opinion, the reserves data respectively evaluated and audited by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Paddock Lindstrom & Associates Ltd.
Calgary, Alberta, Canada

Execution Date: February 22, 2007

L.K. Lindstrom, P.Eng.
President

F:\Grand Banks\NI51-101\Dec2006\FORM51101F2.doc

McDaniel
& Associates Consultants Ltd.

Principals
P.A. Welch P. Eng.
B. H. Emslie P. Eng.
D. B. Kowalski P. Eng.
G. M. Heath P. Eng.
R. F. Ott P. Geol.
B. J. Wurster P. Eng.

February 22, 2007

Grand Banks Energy Corporation
1600, 444 – 5th Avenue S.W.
Calgary, Alberta
T2P 2T8

Attention: The Board of Directors of Grand Banks Energy Corporation

Re: **Form 51-101F2**
Report on Reserves Data by an Independent Qualified Reserves Evaluator of Grand Banks Energy Corporation, Viewfield/Stoughton Area (the "Company")

Dear Sir:

To the Board of Directors of Grand Banks Energy Corporation (the "Company"):

1. We have evaluated the Company's reserves data as at December 31, 2006. The reserves data consists of the following:

   (a) proved and proved plus probable crude oil reserves estimated as at December 31, 2006, using forecast prices and costs and the related estimated future net revenue; and

   (b) proved and proved plus probable crude oil reserves estimated as at December 31, 2006, using constant prices and costs and the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us, for the year ended December 31, 2006, and identifies the respective portions thereof that we have evaluated, audited and reviewed and reported on to the Company's management:

		Net Present Value of Future Net Revenue $M (before income taxes, 10% discount rate)			
Preparation Date of Evaluation Report	**Location of Reserves**	**Audited**	**Evaluated**	**Reviewed**	**Total**
January 18, 2007	Canada	-	7,215	-	7,215

5. In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update our report for events and circumstances occurring after the preparation date.

7. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

MCDANIEL & ASSOCIATES CONSULTANTS LTD.

P. A. Welch, P. Eng.
President & Managing Director

Calgary, Alberta
Date: February 22, 2007

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION (NI 51-101 F3)

~

Management of Grand Banks Energy Corporation (the Company) is responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consists of the following:

(a) (i) proved and probable oil and gas reserves estimated as at December 31, 2006 using forecast prices and costs; and
(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves quantities, estimated as at December 31, 2006 using constant prices and costs; and
(ii) the related standardized measure of discounted future net cash flows from oil and gas reserve quantities.

An independent qualified evaluator has evaluated the Company's reserves data. The report of the independent qualified reserve evaluator is presented below.

The Reserves Committee of the Board of Directors of the Company has;

(a) reviewed the Company's procedures for providing information to the independent qualified evaluator;
(b) met with the independent qualified evaluator to determine whether any restrictions affected the ability of the independent qualified evaluator to report without reservation; and
(c) Reviewed the reserves data with management and the independent qualified evaluator.

The Reserves Committee of the Board of Directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Reserves Committee, approved

(a) the content and filings with securities regulatory authorities of the reserves data and other oil and gas information;
(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and
(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Signed "Edward C. McFeely"

Edward C. McFeely
President & Chief Executive Officer

Signed "Thomas Bamford"

Thomas Bamford P.Eng.
Director & Chairman Reserves Committee

Signed " Keith Wilford"

Keith Wilford P.Eng.
Vice President Operations

Signed "Kenneth Hayes"

Kenneth Hayes P.Geo.
Director & Member of the Reserves Committee

File No. 82-34896

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited financial statements of Grand Banks Energy Corporation and accompanying notes for the year ended December 31, 2006. In this MD&A, production and reserves information are commonly reported in units of barrels of oil equivalent ("boe"). For purposes of computing such units, natural gas is converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet to one barrel of oil. This conversion ratio of 6:1 is based on an energy equivalent wellhead value for the individual products. Such disclosures of boes may be misleading, particularly if used in isolation. Readers should be aware that historical results are not necessarily indicative of future performance.

This MD&A and the annual financial statements and accompanying notes have been prepared by management and approved by the Audit Committee of the Board of Directors of Grand Banks and include information to April 16, 2007.

The quarterly financial statements have not been reviewed or audited on behalf of the shareholders by the Corporation's independent external auditors.

All financial measures presented in this Annual Report are expressed in Canadian dollars unless otherwise indicated.

Highlights

Grand Banks Energy Corporation ("Grand Banks" or the "Corporation") recorded average sales of natural gas, crude oil and liquids during the year ended December 31, 2006 of 852 boe/d versus 898 boe/d produced a year prior. However, during 2006 Grand Banks dramatically increased its reserves, thereby positioning the Corporation for commensurate increases in its production levels as it ties-in its Tower Creek gas discovery and develops its light oil properties.

During 2006, Grand Banks participated in 28 gross (15.6 net) wells, of which 22 gross (13.2 net) were cased oil wells, 4 gross (0.9 net) were cased gas wells and 2 gross (1.5 net) were dry holes, for an average 93% gross (90% net) success rate. By December 31, 2006, 20 gross (12.2 net) of these oil wells and 2 gross (0.2 net) gas well had been brought on production. The remaining 2 gross (1.0 net) oil wells will be brought on-stream in 2007. The remaining 2 gross (0.7 net) gas wells are awaiting tie-in.

The Corporation will continue with its strategy for growth through the drill bit. The progress that has been made over the past year, which emphasizes lower risk development drilling, is expected to steadily increase corporate reserves. As reserves are added in a cost effective manner, depletion will decline and profitability will increase. Grand Banks will continue to devote a portion of its budget to high impact exploratory projects, financed primarily with the proceeds of flow-through financings. This strategy is particularly well suited to Grand Banks because the tax pools renounced to investors in flow-through shares are offset by corporate tax pools in excess of $52,000,000.

The following table summarizes the results for the years ended December 31, 2006, 2005 and 2004:

Years Ended December 31,	**2006**	2005	Change		2004
				(%)	
Sales Volumes					
Crude oil and liquids *(bbls/d)*	**592**	258	334	129	68
Natural gas *(mcf/d)*	**1,556**	3,834	(2,278)	(59)	457
Royalty income *(boe/d)*	**1**	2	(1)	(50)	8
Average boe/d *(6:1)*	**852**	898	(46)	(5)	152
	($)	*($)*	*($)*	*(%)*	*($)*
Product Prices					
Crude oil and liquids *($/bbl)*	**63.07**	56.63	6.44	11	47.17
Natural gas *($/mcf)*	**6.70**	8.50	(1.80)	(21)	6.70
(000s)	*($)*	*($)*	*($)*	*(%)*	*($)*
Financial Results					
Gross revenues	**17,504**	17,377	127	1	2,590
Loss before income taxes	**(679)**	(2,160)	1,481	69	(1,260)
Net income (loss)	**627**	930	(303)	(33)	999
Per share – basic	**0.02**	0.03	(0.01)	(33)	0.05
Per share – diluted	**0.02**	0.03	(0.01)	(33)	0.05
Funds flow from operations	**9,706**	9,066	640	7	652
Per share – basic	**0.32**	0.34	(0.02)	(6)	0.03
Per share – diluted	**0.31**	0.32	(0.01)	(3)	0.03
Additions to property and equipment, net of proceeds	**25,956**	22,255	3,701	17	13,101
Total assets	**52,251**	42,336	9,915	23	24,647
Working capital	**(10,562)**	1,777	(12,339)	(694)	3,802
Asset retirement obligation	**961**	894	67	7	341
Flow-through share obligations	**3,855**	6,740	(2,885)	(43)	5,000
	($/boe)	*($/boe)*	*($/boe)*	*(%)*	*($/boe)*
Netback Analysis					
Oil and gas revenue *(6:1)*	**56.11**	52.61	3.50	7	43.31
Royalty expense	**10.71**	14.35	(3.64)	(25)	7.83
Operating costs	**8.89**	6.18	2.71	44	8.94
Netback	**36.51**	32.08	4.43	14	26.54

Sales Volumes

	Three Months Ended December 31,			Years Ended December 31,		
	2006	2005	Change	**2006**	2005	Change
Crude oil and liquids *(bbls/d)*	**631**	522	21	**592**	258	129
Natural gas *(mcf/d)*	**1,363**	2,690	(49)	**1,556**	3,834	(59)
Royalty income *(boe/d)*	**2**	--	--	**1**	2	(50)
Average boe/d *(6:1)*	**860**	970	(11)	**852**	898	(5)

The 5% decline in average production was due to a 2,278 mcf/d decrease in natural gas volumes largely offset by a 334 bbls/d increase in crude oil and liquids volumes. The reduction in natural gas volumes was primarily due to expected declines at Virginia Hills in Alberta. Natural gas sales from the Tower Creek 02-21 well drilled in 2006 are expected to commence in June 2007. The increases in crude oil and liquid volumes were primarily as a result of new wells at Kingsford, Frys and Stoughton in Saskatchewan and Sinclair in Manitoba. All of the Corporation's sales volumes consisted of natural gas and light to medium gravity crude oil, with no heavy oil.

Gross Revenues

	Three Months Ended December 31,			Years Ended December 31,		
	2006	2005	Change	**2006**	2005	Change
(000s)	*($)*	*($)*	*(%)*	*($)*	*($)*	*(%)*
Crude oil and liquids	**3,443**	2,751	25	**13,637**	5,327	156
Natural gas	**863**	2,871	(70)	**3,806**	11,895	(68)
Royalty income	**9**	1	800	**13**	29	(55)
Interest and other income	--	30	(100)	**48**	126	(62)
	4,315	5,653	(24)	**17,504**	17,377	1

The 1% increase in total revenues for the year ended December 31, 2006 was due to a 156% increase in crude oil and liquids revenue offset by a 68% decrease in natural gas revenue. The increase in crude oil and liquids revenue was due to a 129% rise in crude oil and liquids volumes combined with an 11% increase in prices. Natural gas revenues declined in 2006 due to a 59% decrease in natural gas volumes and a 21% decline in product prices. For the year ended December 31, 2006, interest income totaled $48,000 versus $126,000 in 2005 due to lower average cash balances earning interest. The Corporation has not hedged any of its production.

Royalty Expenses

	Three Months Ended December 31,			Years Ended December 31,		
	2006	2005	Change	**2006**	2005	Change
(000s)	*($)*	*($)*	*(%)*	*($)*	*($)*	*(%)*
Royalty expenses	**737**	1,547	(52)	**3,331**	4,706	(29)
$/boe	**9.31**	17.34	(46)	**10.71**	14.35	(25)
Royalty rate *(%)*	**17.1**	27.5	--	**19.1**	27.3	--

The lower royalty rates were due to royalty holidays on new wells in Frys and Sinclair combined with lower volumes from a high royalty well at Virginia Hills.

Production Expenses

	Three Months Ended December 31,			Years Ended December 31,		
	2006	2005	Change	**2006**	2005	Change
(000s)	*($)*	*($)*	*(%)*	*($)*	*($)*	*(%)*
Production expenses	**729**	628	16	**2,766**	2,027	36
$/boe	**9.21**	7.04	31	**8.89**	6.18	44

Production expenses totaled $2,766,000 or $8.89/boe for 2006 compared to $2,027,000 or $6.18/boe a year ago. The $739,000 increase was a result of higher unit operating costs. The increase in unit operating costs resulted from lower production for the Virginia Hills well and an increase in oil production and its higher per unit production costs.

Depletion, Amortization and Accretion

	Three Months Ended December 31,			Years Ended December 31,		
	2006	2005	Change	**2006**	2005	Change
(000s)	*($)*	*($)*	*(%)*	*($)*	*($)*	*(%)*
Depletion and amortization	**2,125**	2,629	(19)	**9,493**	10,652	(11)
Loss on asset retirement	--	22	(100)	--	98	(100)
Accretion of asset retirement obligations	**24**	18	33	**85**	67	27
	2,149	2,669	(19)	**9,578**	10,817	(11)
$/boe	**27.15**	29.91	(9)	**30.79**	32.99	(6)

For the year ended December 31, 2006, the 11% decrease in depletion, amortization and accretion costs was due to a 5% decline in production volumes and a 6% decrease in the depletion, amortization and accretion rate. For the three months ended December 31, 2006, these costs declined 19% due to an 11% decrease in volumes and a 9% reduction in the depletion rate. The lower depletion rate was due to improved finding and developing costs of proved reserves.

Interest

	Three Months Ended December 31,			Years Ended December 31,		
	2006	2005	Change	**2006**	2005	Change
(000s)	*($)*	*($)*	*(%)*	*($)*	*($)*	*(%)*
Interest expenses	**40**	(6)	--	**177**	50	254
$/boe	**0.51**	(0.07)	--	**0.57**	0.15	--

The increase in interest costs was due to an increase of $89,000 in interest and line of credit fees combined with a rise of $38,000 in charges relating to flow-through share funds. The Corporation utilized its line of credit in 2006 as working capital declined from $1.8 million at December 31, 2005 to net debt of $10.6 million at December 31, 2006. The interest on flow-through shares relates to amounts renounced and not spent until the following year under the "look back" rule.

General and Administrative Costs

	Three Months Ended December 31,			Years Ended December 31,		
	2006	2005	Change	**2006**	2005	Change
(000s)	*($)*	*($)*	*(%)*	*($)*	*($)*	*(%)*
Gross general and administrative costs	**736**	589	25	**2,082**	1,679	24
Overhead recovered	**(172)**	(128)	34	**(587)**	(247)	138
Overhead capitalized	--	3	(100)	--	(178)	(100)
	564	464	22	**1,495**	1,254	19
$/boe	**7.12**	5.20	37	**4.81**	3.82	26

Year-over-year general and administrative costs increased $241,000 or 19% due primarily to expanded operations resulting in higher salaries and benefits, consulting fees and reduced overhead capitalized partially offset by increased recoveries from operations. Overhead recoveries increased due to more operated capital projects. The decrease in capitalized overhead was primarily as a result of higher overhead recovered. The increase in the cost per boe was attributable to lower production volumes combined with increased general and administrative costs. The 22% increase in general and administrative costs in the three-month period was primarily due to increased bonuses.

Stock-Based Compensation

	Three Months Ended December 31,			Years Ended December 31,		
	2006	2005	Change	**2006**	2005	Change
(000s)	*($)*	*($)*	*(%)*	*($)*	*($)*	*(%)*
Stock-based compensation	**137**	167	(18)	**836**	683	22
$/boe	**1.73**	1.87	(7)	**2.69**	2.08	29

Stock-based compensation costs increased $153,000 or 22% due to a higher number of options issued combined with an increase in the value assigned to each option. During 2006, the Corporation issued 709,000 stock options compared to 580,000 issued in 2005. The average stock compensation cost assigned to each option was $1.12 in 2006 versus $0.87 in 2005. Stock-based compensation costs are amortized over the vesting period, which is two years from the date of grant.

Income Tax

The Corporation recorded a future income tax recovery of $1,306,000 in 2006 compared to $3,090,000 a year ago. Grand Banks recorded a future income tax recovery in each of the periods relating to flow-through shares issued during the year.

Net Income

Grand Banks recorded net income of $627,000 or $0.02 per share for 2006 compared to $930,000 or $0.03 per share in 2005.

Liquidity and Capital Resources

At December 31, 2006, the Corporation had a working capital deficiency of $10,562,000 (including bank indebtedness of $6,328,000) versus positive working capital of $1,777,000 at December 31, 2005. Grand Banks had a $10,500,000 line of credit available at the bank's prime rate plus 0.25%, which was fully utilized at December 31, 2006. The Corporation has a covenant to ensure that its working capital deficiency is not in excess of its lines of credit. The financial institution has agreed the Corporation was not in breach of this financial covenant. Subsequent to year-end, the Corporation received approval for a $1,200,000 non-revolving reducing term facility that was drawn down in February 2007. The Corporation has executed a purchase and sale for its Stoughton/Viewfield properties in Saskatchewan, which is scheduled to close May 3, 2007. The proceeds from this sale together with cash flow and lines of credit are expected to meet the Corporation's working capital commitments for 2007. The Corporation has an obligation to commence drilling an exploration well at Tower Creek 11-26 by July 2007. The Corporation's estimated share of this well is $3.8 million.

During 2006, the Corporation had funds flow from operations of $9,760,000. (See "Non-GAAP Measures.") The Corporation has not declared any dividends. The Corporation had a $3,855,000 flow-through spending obligation at December 31, 2006, which it believes will be met by the December 31, 2007 deadline.

The Corporation expects to use funds flow from operations plus the addition of a $1,200,000 term loan facility to meet its spending plans, which includes the tie-in of the existing Tower Creek well. Increased funds flow from the 02-21 Tower Creek discovery well plus the sale of the Stoughton/Viewfield property is expected to fund the Corporation's capital plans, including the Tower Creek 11-26 option well, until the end of 2007.

Financing Activities

The Corporation closed a private placement in November 2006 raising $4,200,000 through the issuance of 2,000,000 flow-through common shares. At December 31, 2006, there was $47,500 in share purchase loans outstanding. During 2006, the Corporation was granted an increase in its revolving line of credit from $5,400,000 to $10,500,000. Subsequent to December 31, 2006, the Corporation borrowed $1,200,000 in the form of a fixed term loan to finance the facilities for the tie-in of the Tower Creek well.

December 31,	**2006**	2005	Change	
(000s)	*($)*	*($)*	*($)*	*(%)*
Land	**1,478**	1,300	178	14
Geological and geophysical	**312**	804	(492)	(61)
Drilling and completion	**20,505**	18,320	2,185	12
Equipment and gathering	**3,760**	2,842	918	32
General and administrative costs capitalized	**--**	178	(178)	(100)
Office equipment	**24**	11	13	118
	26,079	23,455	2,624	11
Less proceeds of disposition	**123**	1,200	(1,077)	(90)
Additions to property and equipment, net of proceeds	**25,956**	22,255	3,701	17

The increase in capital spending was due to the higher number of horizontal wells drilled in 2006 versus 2005 plus the cost of the deep exploratory discovery well at Tower Creek 02-21.

Financial Instruments

Grand Banks has not entered into any commodity or financial instrument hedges, however, it does carry various forms of financial instruments, all of which are recognized in the Corporation's financial statements. Unless otherwise indicated in the financial statements, it is management's opinion that the Corporation is not exposed to excessive interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise indicated. The Corporation has no unrecognized gains or losses on its financial instruments.

Obligations

		Payments Due By Period			
	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
(000s)	*($)*	*($)*	*($)*	*($)*	*($)*
Office lease	1,429	238	608	583	--
Flow-through shares	3,855	3,855	--	--	--
Lease rentals land	482	123	196	123	40
Asset retirement obligations	3,063	262	148	223	2,430
Total contractual obligations	8,829	4,478	952	929	2,470

At December 31, 2006, the Corporation had farm-in obligations that are not included in the preceding table. The most significant of these obligations is for the 11-26 Tower Creek option well, which is scheduled to be drilled in the summer of 2007. Grand Banks is the operator and will pay 19.65% to earn a 17.56% working interest in this well. These farm-in obligations are expected to meet some of the flow-through share obligations outlined in the preceding table.

Transactions with Related Parties

All related party transactions are in the normal course of operations and have been measured at the agreed to exchange amounts, which is the amount of consideration established and agreed to by the related parties and which is similar to those negotiated with third parties.

(a) Consulting fees of $328,000 (2005 – $194,000) to companies controlled by officers of the Corporation for the year ended December 31, 2006.

(b) The Corporation conducts oil and gas exploration and development activities and related transactions with organizations managed or controlled by directors. These transactions are negotiated and conducted using standard industry agreements and terms.

(c) The Corporation incurred legal fees of $55,000 (2005 – $Nil) to a firm in which one of the Corporation's officers was a partner.

(d) Included in general and administrative expenses is $53,000 (2005 – $48,000) relating to directors' fees paid to independent directors.

(e) Included in other income is $2,400 (2005 – $8,000) of interest charged on the share purchase loans, as reflected in Note 8 to the financial statements.

Summary of Quarterly Results

Eight-Quarter Comparison

The quarterly results are prepared without audit or review by the Corporation's independent auditors. The following table summarizes the Corporation's financial and operating highlights for the past eight quarters. Sales volumes are the average for the periods shown, net to the Corporation, before the deduction of royalties.

Three Months Ended	Mar.31, 2005	Jun.30, 2005	Sep.30, 2005	Dec.31, 2005	**Mar.31, 2006**	**Jun.30, 2006**	**Sep.30, 2006**	**Dec.31, 2006**
Sales Volumes								
Crude oil and liquids *(bbls/d)*	98	180	227	522	**643**	**527**	**569**	**631**
Natural gas *(mcf/d)*	2,224	5,653	4,755	2,690	**1,844**	**1,561**	**1,464**	**1,363**
Royalty income *(boe/d)*	4	1	1	--	**--**	**--**	**--**	**2**
Average boe/d *(6:1)*	473	1,123	1,021	970	**951**	**787**	**813**	**860**
	($)	*($)*	*($)*	*($)*	*($)*	*($)*	*($)*	*($)*
Product Prices								
Crude oil and liquids *($/bbl)*	52.79	51.82	60.38	57.34	**57.21**	**67.10**	**70.17**	**59.28**
Natural gas *($/mcf)*	7.02	7.37	8.74	11.60	**7.80**	**6.02**	**5.89**	**6.88**
Oil equivalent *($/boe)*	41.97	45.48	54.23	63.01	**53.84**	**56.86**	**59.68**	**54.51**
(000s, except per share amounts)	*($)*	*($)*	*($)*	*($)*	*($)*	*($)*	*($)*	*($)*
Financial Results								
Gross revenues	1,921	4,685	5,117	5,653	**4,632**	**4,088**	**4,469**	**4,315**
Net income (loss)	(282)	1,018	(1,113)	1,307	**(425)**	**(439)**	**226**	**1,265**
Per share – basic	(0.01)	0.04	(0.04)	0.04	**(0.01**	**(0.01)**	**(0.01)**	**0.04**
Per share – diluted	(0.01)	0.04	(0.04)	0.04	**(0.01)**	**(0.01)**	**(0.01)**	**0.04**
Funds flow from operations	856	2,681	2,532	2,997	**2,803**	**2,209**	**2,475**	**2,219**
Additions to property and equipment, net of proceeds	6,673	2,020	5,291	8,270	**7,196**	**5,426**	**6,097**	**7,237**
Total assets	30,934	31,492	34,713	42,336	**43,511**	**42,371**	**44,526**	**52,251**
Working capital	3,805	4,499	3,725	1,777	**(2,576)**	**(6,011)**	**(9,571)**	**(10,562)**
Flow-through share obligation	7,350	6,350	5,350	6,740	**3,500**	**1,800**	**740**	**3,855**
Asset retirement obligation	817	827	832	894	**964**	**753**	**837**	**961**

Sales Volumes

The 137% increase in 2005 second quarter sales volumes over the first quarter of 2005 was primarily due to the full quarter effect of the Virginia Hills well. During the third quarter of 2005, natural gas sales volume declines from Virginia Hills were largely offset by increased crude oil and liquids sales volumes from new wells in Saskatchewan and Manitoba. During the fourth quarter of 2005, total sales volumes dropped modestly as natural gas volume declines at Virginia Hills exceeded new oil sales volumes for Kingsford and Sinclair.

Natural gas volumes continued to decline in 2006 as the Corporation concentrated on drilling for oil in southeastern Saskatchewan and Manitoba. The Tower Creek discovery well drilled in mid-2006 will not be tied-in and producing until the second quarter of 2007.

Gross Revenues

The increases in gross sales revenues were directly related to the sales volumes from the wells previously discussed combined with product price changes shown on the quarterly table. All of the Corporation's natural gas, crude oil and liquids were sold at spot prices, which are subject to world and North America supply and demand fundamentals.

Net Income (Loss)

In the first quarter of 2005, the Corporation recorded a net loss of $282,000 as increased revenues from higher sales volumes were more than offset by increased depletion expense and stock-based compensation costs. The increase in depletion expense was due to higher sales volumes and an increased depletion rate. The Corporation recorded a net income of $1,018,000 in the second quarter of 2005 as higher sales volumes and revenues combined with recording a future tax benefit of $1,967,000 more than offset increased depletion expense. In the third quarter of 2005, the Corporation recorded a net loss of $1,113,000 as increased revenues from higher product prices were more than offset by a continuation of the high depletion costs. During the 2005 fourth quarter, net income improved to $1,307,000 due to recording a future tax recovery of $1,123,000 relating to the issue of flow-through shares and a lower depletion rate.

The Corporation incurred a modest loss in the first and second quarters of 2006. In the third quarter of 2006, the Corporation recorded net income of $226,000 as the increased proved reserves from the Tower Creek well reduced the depletion rate. The fourth quarter of 2006 also showed a net income of $1,265,000 as a result of a lower depletion rate combined with a future tax recovery of $1,306,000.

Additions to Property and Equipment

Grand Banks' capital program ranged between $5.0 million and $8.0 million per quarter, except in the second quarter of 2005 when wet weather delayed drilling projects.

Working Capital

During the first and fourth quarters of 2005, the Corporation raised additional equity capital for gross proceeds of $5,850,000 and $3,340,000, respectively.

During 2005, working capital declined from $3,805,000 to $1,777,000 as capital spending exceeded funds from operations and the proceeds from two flow-through share issues totaling $9,190,000. In 2006, working capital declined from $1,777,000 at December 31, 2005 to a working capital deficit of $10,562,000 as capital spending exceeded funds from operations. During the fourth quarter of 2006, the Corporation raised gross proceeds of $4,200,000 from a flow-through share issue. The Corporation also increased its available lines of credit from $10,500,000 at December 31, 2006 by a $1,200,000 fixed term loan in early 2007.

Flow-Through Obligations

The remaining flow-through obligation represented the amount of flow-through shares issued in excess of qualifying capital expenditures. During 2005, the Corporation issued flow-through shares totaling $9,190,000. At December 31, 2005, $6,740,000 of these obligations remained.

In 2006, the Corporation issued $4,200,000 of flow-through shares. The remaining flow-through obligations at December 31, 2006 totaled $3,855,000, which Grand Banks expects to spend before December 31, 2007 as required.

Asset Retirement Obligations

The asset retirement obligations grew from $817,000 in the first quarter of 2005 to $961,000 in the fourth quarter of 2006 as the Corporation continued to drill wells that are required to be abandoned and reclaimed at some point in the future. The asset retirement obligation represents the present value of future abandonment and reclamation cost for the Corporation's interest in the wells. These amounts do not include the current portion of asset retirement obligations, which are included in working capital.

Other Items

Outstanding Shares, Options and Warrants

The following table is a summary of the Corporation's share capital structure:

As at	December 31, 2006	April 10, 2007
(000s)	*(#)*	*(#)*
Common shares outstanding	**31,915**	**32,406**
Options outstanding	**2,854**	**3,091**
Fully diluted	**34,769**	**35,497**

	Shares	Weighted Average Exercise Price	Weighted Average Term
	(#000s)	*($)*	*(Years)*
Options outstanding at December 31, 2005	2,310	1.10	4.6
Options outstanding at December 31, 2006	**2,854**	**1.24**	**4.1**
Options vested at December 31, 2006	**2,138**	**1.15**	**3.6**

Accounting Policy Changes

There were no accounting policy changes in 2006.

Critical Accounting Estimates

Management is required to make judgements, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of the Corporation.

Reserve estimates have a significant impact on income or loss, as they are a key component in the calculation of depletion and depreciation and site restoration costs. A change in the reserve quantity estimates will result in a corresponding change in depletion, depreciation and site restoration costs. In addition, if capitalized costs are determined to be in excess of the calculated ceiling, which is based on reserve quantities and values, the excess must be written off as an expense. The reserves and estimated future net cash flow from the assets of Grand Banks have been independently evaluated.

Future site restoration costs are estimated and amortized over the life of reserves. These costs were estimated by management using industry standard guidelines. A change in estimated future site restoration costs will change the amortization of site restoration costs included in depletion and depreciation expense.

Non-GAAP Measures

Funds generated from operations is not a recognized measure under Canadian generally accepted accounting principles ("GAAP"). Management believes that funds flow from operations is a useful measure of financial performance. For the purposes of funds flow from operations calculations, the following table reconciles the non-GAAP financial measures "funds flow from operations" to "net income," the most comparable measure calculated in accordance with GAAP:

	Three Months Ended December 31,		Years Ended December 31,	
	2006	2005	**2006**	2005
(000s)	*($)*	*($)*	*($)*	*($)*
Net income	**1,265**	1,307	**627**	930
Adjustments for:				
Accretion of asset retirement obligation	**24**	18	**85**	67
Depletion and amortization	**2,125**	2,629	**9,493**	10,652
Loss on settlement of asset retirement obligation	**--**	22	**--**	98
Stock-based compensation	**137**	167	**836**	683
Future income tax (recovery)	**(1,306)**	(1,123)	**(1,306)**	(3,090)
Assets retirement costs	**(26)**	(23)	**(29)**	(274)
Funds flow from operations	**2,219**	2,997	**9,706**	9,066

Netback is the average per unit of volume for oil and gas revenues less royalties and production costs incurred. Netback is expressed in terms of dollars per boe and is calculated in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

Disclosure Controls

As of December 31, 2006, the Corporation's management evaluated the effectiveness of the design and operation of its disclosure controls and procedures ("Disclosure Controls"), as defined under rules adopted by the Canadian Securities Administrators. This evaluation was performed under the supervision of, and with the participation of, the Chief Executive Officer and Chief Financial Officer.

Disclosure Controls are procedures designed to ensure that information required to be disclosed in documents filed with securities regulatory authorities is recorded, processed, summarized and reported on a timely basis, and is accumulated and communicated to the Corporation's management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

The Corporation's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that the Corporation's Disclosure Controls will prevent or detect all errors and all fraud. Because of the inherent limitations in all control systems, an evaluation of controls can provide only reasonable, not absolute, assurance that all control issues and instances of fraud or error, if any, within the Corporation have been detected.

Based on the evaluation of Disclosure Controls, the Chief Executive Officer and Chief Financial Officer have concluded that, subject to the inherent limitations noted above, the Corporation's Disclosure Controls are effective in ensuring that material information relating to the Corporation is made known to the Corporation's management on a timely basis by others and is included as appropriate in this MD&A.

Internal Controls Over Financial Reporting

During the fourth quarter of 2006, the Corporation designed and implemented internal controls over financial reporting. These internal controls are designed to provide reasonable assurance regarding the reliability of the Corporation's financial reporting and preparation of the Corporation's financial statements for external purposes in accordance with generally accepted accounting principles.

Due to inherent limitations, the Corporation's system of internal control over financial reporting does not guarantee that a material misstatement in the financial statements or occurrence of fraud would be prevented or detected in a timely manner. Management considers the size and the nature of the Corporation's operations, and exercises judgement in designing appropriate and cost effective controls for the detection and prevention of material error in the financial statements or occurrence of fraud with a potential material impact on the reliability of the financial statements.

The Corporation has a lack of segregation of duties over the financial close and reporting functions due to limited staff. Management has concluded and the board has agreed that, taking into account the present stage of the Corporation's development and the best interests of its shareholders, the Corporation does not have sufficient size and scale to warrant the hiring of additional staff to correct this weakness at this time. Subsequent to year-end, the Corporation had a lack of continuity of the CFO, as the CFO retired. A replacement CFO was hired; however this candidate was unable to continue in this position for personal reasons. The Corporation has subsequently appointed Shawn McDonald, B.Comm, LL.B., as CFO. The Corporation relies primarily on the CFO for financial reporting. The Corporation has implemented compensating controls in the form of additional review of the financial close procedure by qualified Audit Committee members. The Corporation's officers and Audit Committee review the quarterly financial reports, and annual audits are conducted by the Corporation's independent auditors. The Corporation seeks third party expertise to review more complex financial reporting items.

The Corporation is continuing with its efforts in formalizing and documenting various elements of its system of internal control over financial reporting in preparation for the evaluation of the operating effectiveness of its internal control system within the timelines to be prescribed by the Canadian Securities Administrators.

Forward-Looking Statements

This Annual Report contains forward-looking or outlook information with respect to Grand Banks. The use of any of the words "anticipate," "continue," "estimate," "expect," "may," "will," "project," "should," "believe," "outlook," and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the Corporation's forward-looking statements. Consequently, all of the forward-looking statements made in this Annual Report are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Corporation will be realized, or that they will have the expected consequences or effects on the Corporation or its business or operations. The Corporation assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A.

- Volatility in market prices for oil and natural gas.
- Risks inherent in the Corporation's operations.
- Geological, technical, drilling and processing problems.
- General economic conditions.
- Industry conditions, including fluctuation in the price of oil and natural gas.
- Governmental regulations.
- Fluctuation in foreign exchange and interest rates.

- Unanticipated events that can reduce production or cause production to be shut-in or delayed.
- Failure to obtain industry partners and other third party consents and approvals, when required.
- The need to obtain required approvals from regulatory authorities.
- The other factors discussed in the "Operational and Other Business Risks" section of this MD&A.

Operational and Other Business Risks

Need to Replace and Grow Reserves

The future oil and natural gas production of Grand Banks, and therefore future cash flows, are highly dependent upon ongoing success in exploring its current and future undeveloped land base, exploiting the current producing properties and acquiring or discovering additional reserves. Without reserve additions through exploration, acquisition or development activities, reserves and production will decline over time as reserves are depleted.

The business of discovering, developing or acquiring reserves is capital intensive. To the extent cash flows from operations are insufficient and external sources of capital become limited or unavailable, the ability of Grand Banks to make the necessary capital investments to maintain and expand its oil and natural gas reserves may be impaired.

There can be no assurance that the Corporation will be able to find and develop or acquire additional reserves to replace and grow production at acceptable costs.

Exploration, Development and Production Risks

Oil and natural gas exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that expenditures made on future exploration by Grand Banks will result in new discoveries of oil and natural gas in commercial quantities. It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over pressured zones, tools lost in the hole and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

The long-term commercial success of Grand Banks depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. No assurance can be given that the Corporation will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participation are identified, Grand Banks may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rate over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

In addition, oil and gas operations are subject to the risks of exploration, development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blowouts, sour gas releases, fires and spills. Losses resulting from the occurrence of any of these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

Reserve Estimates

The production forecast and recoverable estimates contained in the Corporation's engineering report are only estimates, and the actual production and ultimate recoverable reserves from the properties may be greater or less than the independent estimates of Paddock Lindstrom & Associates Ltd. ("Paddock Lindstrom") and McDaniel & Associates Consultants Ltd. ("McDaniel").

There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived therefrom, including many factors that are beyond the control of Grand Banks. The reserve and cash flow information set forth herein represent estimates only. The reserves and estimated future net cash flow from the assets of Grand Banks have been independently evaluated by Paddock Lindstrom and McDaniel. These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditure, marketability of production, future prices of oil and natural gas, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves.

Reserve Estimates (continued)

These assumptions were based on price forecasts in use at the date the relevant evaluations were prepared and many of these assumptions are subject to change and are beyond the control of the Corporation. Actual production and cash flows derived therefrom will vary from these evaluations, and such variations could be material. The foregoing evaluations are based in part on the assumed success of exploitation activities intended to be undertaken in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such exploitation activities do not achieve the level of success assumed in the evaluations.

Volatility of Oil and Natural Gas Prices

The operational results and financial condition of Grand Banks will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions. Any decline in oil and natural gas prices could have an adverse effect of the operations, proved reserves and financial conditions of Grand Banks and could result in a reduction of the net production revenue of the Corporation causing a reduction in its oil and gas acquisition and development activities. In addition, bank borrowings that might be made available to the Corporation are typically determined in part by the borrowing base of the reserves of Grand Banks. A sustained material decline in prices from historical average prices could reduce the borrowing base of the Corporation, therefore reducing the bank credit available to Grand Banks and possibly requiring that a portion of such bank debt be repaid.

Grand Banks uses the full cost method of accounting for oil and natural gas properties. Under this accounting method, capitalized costs are reviewed on a quarterly basis for impairment to ensure that the carrying amount of these costs is recoverable based on expected future cash flows.

Operational Hazards and Other Uncertainties

Oil and natural gas exploration operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts and oil spills, each of which could result in substantial damage to oil and natural gas wells, production faculties, other property and the environment or in personal injury.

In accordance with industry practice, Grand Banks is not fully insured against all of these risks, nor are all such risks insurable. Although Grand Banks maintains liability insurance, where available, in an amount that it considers adequate and consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event Grand Banks could incur significant costs that could have a material adverse affect upon its financial condition. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations.

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such equipment or access restrictions may affect the availability and/or cost of such equipment to Grand Banks and may delay exploration and development activities. To the extent Grand Banks is not the operator of its oil and gas properties, the Corporation will be dependent on other operators for timing of activities related to non-operating properties and will be largely unable to direct or control the activities of the operators.

Although property title reviews are completed according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of Grand Banks, which could result in the reduction of the revenue received by the Corporation.

Competition

There is strong competition relating to all aspects of the oil and natural gas industry. Grand Banks actively competes for capital, skilled personnel, undeveloped land, reserve acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity, and in all other aspects of its operations with a substantial number of other organizations, many of which may have greater technical and financial resources than Grand Banks.

Key Personnel

The success of Grand Banks depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on the Corporation. Grand Banks does not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of Grand Banks are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that the Corporation will be able to continue to attract and retain all personnel necessary for the development and operation of its business.

Environmental Risks

The oil and natural gas industry is subject to environmental regulations pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws, regulations and guidelines. A breach of such regulations may result in the imposition of fines or issuances of clean-up orders in respect of Grand Banks or its assets. Such regulations may be changed to impose higher standards and potentially more costly obligations on the Corporation. There can be no assurance that future environmental costs will not have a material adverse affect on Grand Banks.

Other Information

Additional information regarding Grand Banks Energy Corporation's reserves and other data is available on the Corporation's website at www.grandbanksenergy.com and on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

MANAGEMENT'S RESPONSIBILITY STATEMENT

To the Shareholders of Grand Banks Energy Corporation

The accompanying financial statements and all information contained in the Annual Report are the responsibility of management. The financial statements of the Corporation have been prepared by management in accordance with the accounting policies set out in the accompanying notes to the financial statements. In the opinion of management, the financial statements have been prepared with acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles ("GAAP") appropriate in the circumstances.

Management maintains systems of control appropriate for the Corporation's size and operations. Policies and procedures are designed to give reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records properly maintained to provide reliable and timely financial information for the preparation of financial statements.

The Audit Committee of the Corporation's Board of Directors, comprised of non-management Directors, recommends the nomination of the independent auditors and meets with management and the independent auditors to satisfy themselves that management fulfills its responsibilities for financial reporting and control. The Committee reviews the financial statements with the external auditors, considers auditors' independence and approves the auditors' fees.

The financial statements have been audited by Deloitte & Touche LLP, independent auditors, and have been approved by the Board of Directors on the recommendation of the Audit Committee.

[signed]

EDWARD C. McFEELY
President &
Chief Executive Officer

[signed]

SHAWN D. MCDONALD, B.COMM, LL.B.
Chief Financial Officer

Calgary, Alberta
April 16, 2007

AUDITORS' REPORT

To the Shareholders of Grand Banks Energy Corporation

We have audited the balance sheets of Grand Banks Energy Corporation as at December 31, 2006 and 2005 and the statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles.

[signed]

Deloitte & Touche LLP
Chartered Accountants

Calgary, Alberta
March 23, 2007

BALANCE SHEETS

As at December 31,	2006	2005
(000s)	*($)*	*($)*
Assets		
Current		
Cash and cash equivalents	--	5,443
Accounts receivable	**6,044**	5,698
Prepaid expenses and advances	**160**	100
	6,204	11,241
Property and equipment *(Note 3)*	**44,741**	28,005
Future tax asset *(Note 9)*	**1,306**	3,090
	52,251	42,336
Liabilities and Shareholders' Equity		
Current		
Bank indebtedness *(Note 4)*	**6,328**	--
Accounts payable and accrued liabilities	**10,176**	9,464
Current portion of asset retirement obligation *(Note 5)*	**262**	-
	16,766	9,464
Asset retirement obligation *(Note 5)*	**961**	894
	17,727	10,358
Shareholders' Equity		
Share capital *(Note 6)*	**30,489**	29,228
Share purchase loans *(Note 8)*	**(48)**	(48)
Contributed surplus *(Note 7)*	**2,448**	1,790
Retained earnings	**1,635**	1,008
	34,524	31,978
	52,251	42,336

See accompanying notes to the financial statements.

On behalf of the Board of Directors:

[signed]
W.J. McNAUGHTON
Chairman of the Audit Committee

[signed]
THOMAS BAMFORD
Director

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

For the Years Ended December 31,	2006	2005
(000s, except per share amounts)	*($)*	*($)*
Revenue		
Crude oil and liquids	**13,637**	5,327
Natural gas	**3,806**	11,895
Royalty and process income	**13**	29
Interest income	**48**	126
	17,504	17,377
Less: royalties	**(3,331)**	(4,706)
	14,173	12,671
Expenses		
Accretion of asset retirement obligation *(Note 5)*	**85**	67
Depletion and amortization	**9,493**	10,652
General and administrative	**1,495**	1,254
Interest	**177**	50
Loss on settlement of asset retirement obligation *(Note 5)*	**--**	98
Production	**2,766**	2,027
Stock-based compensation *(Note 10)*	**836**	683
	14,852	14,831
Net (loss) before taxes	**(679)**	(2,160)
Future income tax recovery *(Note 9)*	**1,306**	3,090
Net income for the year	**627**	930
Retained earnings, beginning of year	**1,008**	78
Retained earnings, end of year	**1,635**	1,008
Earnings per share		
Basic and diluted *(Note 6)*	**0.02**	0.03

See accompanying notes to the financial statements.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31,	2006	2005
(000s)	*($)*	*($)*
Cash flows from operating activities		
Net income for the year	**627**	930
Adjustments for:		
Accretion of asset retirement obligation *(Note 5)*	**85**	67
Depletion and amortization	**9,493**	10,652
Loss on settlement of asset retirement obligation *(Note 5)*	**--**	98
Stock-based compensation	**836**	683
Future income tax recovery	**(1,306)**	(3,090)
Asset retirement costs incurred *(Note 5)*	**(29)**	(274)
Funds flow from operations	**9,706**	9,066
Changes in non-cash operating working capital balances *(Note 14)*	**(320)**	(637)
	9,386	8,429
Cash flows from financing activities		
Bank indebtedness *(Note 4)*	**6,328**	--
Share purchase loans	**--**	95
Issue of shares, net	**4,173**	11,069
Change in non-cash working capital	**--**	214
	10,501	11,378
Cash flows from investing activities		
Proceeds on disposal of property and equipment	**123**	1,200
Additions to property and equipment	**(26,079)**	(23,455)
Change in non-cash investing working capital *(Note 14)*	**626**	1,039
	(25,330)	(21,216)
Decrease in cash and cash equivalents	**(5,443)**	(1,409)
Cash and cash equivalents, beginning of year	**5,443**	6,852
Cash and cash equivalents, end of year	**--**	5,443
Supplemental disclosures *(Note 14)*		

See accompanying notes to the financial statements.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

1. Nature of Operations

Grand Banks Energy Corporation's ("Grand Banks" or "the Corporation") principal business is the exploration, development and production of crude oil and natural gas properties. The Corporation was originally incorporated on June 25, 1969 under the British Columbia Companies Act and changed its name from Pacific Amber Resources Ltd. to Grand Banks Energy Corporation in 2003. The Corporation has been continued under the Alberta Business Corporations Act. The Corporation's common voting shares are listed on the TSX Venture Exchange.

2. Summary of Significant Accounting Policies

The financial statements of the Corporation have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgement within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

(a) Property and Equipment

The Corporation accounts for crude oil and natural gas properties using the full cost method of accounting. Under this method, all costs associated with the acquisition of, exploration for and the development of natural gas and crude oil reserves, including asset retirement costs, are capitalized.

Costs accumulated within each cost centre are depleted and amortized using the unit-of-production method based on estimated gross (before deduction of royalties) proved reserves. For purposes of this calculation, gas is converted to oil on an energy equivalent basis (six thousand cubic feet of natural gas to one barrel of oil). Capitalized costs subject to depletion are net of equipment salvage values and include estimated future costs to be incurred in developing proved reserves. Proceeds from the disposal of properties are normally deducted from the full cost pool without recognition of gain or loss unless that deduction would result in a change to the rate of depreciation, depletion and amortization of 20% or greater, in which case a gain or loss is recorded.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

The Corporation applies an impairment test ("ceiling test") to determine if capitalized costs are not recoverable and exceed their fair value. The carrying amount of the cost centre is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows from proved reserves. If the sum of cash flows is less than the carrying amount, the impairment loss is limited to the amount by which the carrying amount exceeds the sum of the fair value of proved and probable reserves and the costs of unproved properties that have been subject to a separate impairment test and contain no probable reserves.

Expenditures that improve the productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are charged against income.

Office equipment is recorded at cost. Amortization is provided on a declining balance basis at rates ranging from 20% to 30% over the estimated useful life of the equipment.

2. Summary of Significant Accounting Policies (continued)

(b) Joint Venture Operations

Substantially all of the Corporation's petroleum and natural gas exploration activities are conducted jointly with others. These financial statements reflect only the Corporation's proportionate interest in such activities.

(c) Asset Retirement Obligations

The Corporation recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred and records a corresponding increase in the carrying value of the related long-lived asset. The fair value is determined through a review of engineering studies, industry guidelines and management's estimates on a site-by-site basis. The liability is subsequently adjusted for the passage of time and is recognized as an accretion expense in the statement of operations. The liability is also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability. The increase in the carrying value of the asset is amortized using the unit-of-production method based on estimated gross proved reserves as determined by independent engineers. Actual expenditures incurred are charged against the accumulated obligation. Any difference between the actual costs incurred upon settlement of the asset retirement obligation and the recorded liability is recognized as a gain or loss in the period in which settlement occurs.

(d) Flow-Through Shares

Expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are to be renounced to investors in accordance with income tax legislation. Share capital is reduced by the estimated cost of the renounced tax deductions for expenditures renounced.

(e) Future Income Taxes

The Corporation uses the liability method of tax allocation in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(f) Measurement Uncertainty

The amounts recorded for depletion and amortization of petroleum and natural gas properties and equipment, the provision for asset retirement obligation and stock-based compensation are based on estimates. A number of the Company's financial statement calculations are based on estimates of proved and probable reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in estimates in future periods could be significant.

The Black-Scholes option valuation method was developed for use in estimating the fair value of traded options that were fully tradable with no vesting restrictions. This option valuation model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Corporation's stock options and performance incentive warrants have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the calculated fair value, such value is subject to measurement uncertainty. Once recorded, no adjustments are made to the fair value recorded for these options.

The financial statements include accruals based on the terms of existing joint venture agreements. Due to varying interpretations of the definition of terms in these agreements, the accruals made by management in this regard may be significantly different from those determined by the Corporation's joint venture partners. The effect on the financial statements resulting from such adjustments, if any, will be reflected prospectively.

2. Summary of Significant Accounting Policies (continued)

(f) Measurement Uncertainty (continued)

The Corporation is subject to various regulatory and statutory requirements relating to the protection of the environment. These requirements, in addition to contractual agreements and management decisions, result in the accrual of estimated asset retirement obligation costs. Any changes in these estimates will affect future earnings.

Costs attributable to commitments and contingencies are expected to be incurred over an extended period of time and are to be funded primarily from the Corporation's cash provided by operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, it could be material for any one quarter or year.

(g) Cash and Cash Equivalents

Cash and cash equivalents consists of cash on hand, bank balances (including temporary bank overdrafts), term deposits and short-term investments with original maturities of three months or less.

(h) Stock-Based Benefit Plan

The Corporation records compensation expense in the financial statements for stock options granted to employees, directors and consultants using the fair value method. Fair values are determined using the Black-Scholes option pricing model. Compensation costs are recognized over the vesting period.

(i) Per Share Amounts

Basic earnings per common share are computed by dividing earnings by the weighted average number of common shares outstanding for the period. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.

(j) Revenue Recognition

Revenues associated with the sale of crude oil and natural gas are recorded when the title passes to the customer. Revenues from crude oil and natural gas production from properties in which the Corporation has an interest with other producers are recognized on the basis of the Corporation's net working interest. Alberta Royalty Tax Credits are netted against oil and gas royalties.

3. Property and Equipment

	Cost	Accumulated Depletion and Amortization	Net Book Value
(000s)	*($)*	*($)*	*($)*
December 31, 2006			
Furniture and equipment	**120**	**60**	**60**
Petroleum and natural gas properties	**67,027**	**22,346**	**44,681**
	67,147	**22,406**	**44,741**
December 31, 2005			
Furniture and equipment	97	44	53
Petroleum and natural gas properties	40,823	12,871	27,952
	40,920	12,915	28,005

3. Property and Equipment (continued)

Future development costs relating to proved reserves of $10,568,000 (2005 – $2,885,000) have been included in the depletion calculation. The Corporation capitalized $Nil (2005 – $178,000) of general and administrative costs during the year. The Corporation excluded $1,785,000 (2005 – $1,931,000) of undeveloped properties from the depletion calculation as follows:

December 31,	2006	2005
(000s)	*($)*	*($)*
Unproven costs		
Land	**1,056**	1,430
Geological and geophysical	**278**	278
Drilling in progress	**451**	223
	1,785	1,931

The Corporation performed a ceiling test calculation at December 31, 2006 to assess the recoverable value of its oil and gas properties. The oil and gas future prices are based on the commodity price forecast of the Corporation's independent reserve evaluators. These prices have been adjusted for heating content, quality and transportation parameters specific to the Corporation. The following table summarizes the benchmark prices used in the ceiling test calculation:

Year	WTI Oil	CDN/US Exchange Rate	Natural Gas Alberta Spot Prices
	($US/bbl)	*($)*	*($CDN/mmbtu)*
2007	61.00	0.87	7.15
2008	60.00	0.87	7.72
2009	60.00	0.87	7.70
2010	58.00	0.87	7.68
2011	56.00	0.87	7.83
2012	57.12	0.87	7.99

Escalate thereafter 2.0% per year.

The undiscounted value of future net revenues from the Corporation's proved reserves exceeded the carrying value of the oil and gas properties at December 31, 2006.

4. Bank Indebtedness

At December 31, 2006, the Corporation had a $10,500,000 (2005 – $5,400,000) revolving line of credit agreement with a Canadian financial institution. The Corporation has a covenant to ensure that its working capital deficiency is not in excess of its lines of credit. The financial institution has agreed the Corporation was not in breach of this financial covenant. At December 31, 2006, bank indebtedness related to the revolving line of credit was $6,328,000. The line of credit bears interest at prime plus 0.25% per annum, secured by the assets of the Corporation, and is due on demand. The effective rate under the increased line was 6.25% (2005 – 5.75%). Subsequent to year-end, a $1,200,000 non-revolving reducing term facility was approved by a Canadian financial institution. This line bears interest at 7.5% and is repayable on demand. The Corporation is required to make blended repayments on the non-revolving reducing term facility of $37,327 per month commencing in February 2007 totaling $411,000 in 2007, $448,000 in 2008, $448,000 in 2009 and $75,000 in 2010.

5. Asset Retirement Obligation

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties:

December 31,	**2006**	2005
(000s)	*($)*	*($)*
Balance, beginning of year	**894**	341
Liabilities incurred in year	**273**	662
Asset retirement costs incurred	**(29)**	(274)
Loss on settlement of asset retirement obligation	**--**	98
Accretion expense	**85**	67
	1,223	894
Less current portion	**262**	--
	961	894

The undiscounted amount of cash flows, required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation is estimated at $3,063,000 (2005 – $1,354,000). The obligation was calculated using a credit adjusted risk-free discount rate of 8% and an inflation rate of 2%. It is expected that this obligation will be funded from the Corporation's general resources at the time the costs are incurred with the majority of costs expected to occur after 2011. No funds have been set aside to settle this obligation.

6. Share Capital

(a) Authorized

The authorized share capital consists of an unlimited number of common shares without nominal or par value.

(b) Issued and Outstanding

	Shares	Amount
(000s)	*(#)*	*($)*
Balance, December 31, 2004	23,272	18,159
Issued on exercise of warrants *(Note 6(f))*	1,808	2,259
Flow-through shares issued *(Note 6(d))*	4,670	9,190
Share issue costs	--	(380)
Balance at December 31, 2005	29,750	29,228
Issued on exercise of options *(Note 6(e))*	**165**	**170**
Transfer from contributed surplus	--	**178**
Flow-through shares issued *(Note 6(d))*	**2,000**	**4,200**
Tax effect of flow-through shares [1]	**--**	**(3,090)**
Share issue costs	--	**(197)**
Balance at December 31, 2006	**31,915**	**30,489**

(1) Calculated at an effective rate of 33.62% on renounced expenditures.

6. **Share Capital (continued)**

(c) Per Share Amounts

The following table summarizes the calculation of basic net income and diluted net income per share for the years ended December 31, 2006 and 2005:

Years Ended December 31,	**2006**	2005
(000s, except per share amounts)	*($)*	*($)*
Net income available to common shareholders	**627**	930
Weighted average number of common shares outstanding – basic	**30,173**	26,821
Dilutive effect of stock options	**806**	449
Dilutive effect of warrants	**--**	1,219
Weighted average number of common shares outstanding – diluted	**30,979**	28,489
Net income per share		
Basic	**0.02**	0.03
Diluted	**0.02**	0.03

The following securities were excluded from the calculation of diluted net income per share, 2,044,000 options in 2006 and 1,543,000 options and no warrants in 2005.

(d) Flow-Through Share Information

Years Ended December 31,	**2006**	2005
(000s)	*($)*	*($)*
Carried forward from prior year	**6,740**	5,000
Amount of flow-through shares issued	**4,200**	9,190
Expenditures incurred	**(7,085)**	(7,450)
Remaining obligation, end of year	**3,855**	6,740

During October and November 2006, the Corporation issued 2,000,000 flow-through shares at $2.10 per share for gross proceeds of $4,200,000.

In February 2005, the Corporation issued 3,000,000 flow-through shares at $1.95 per share for gross proceeds of $5,850,000. In December 2005, the Corporation issued 1,670,000 flow-through shares at $2.00 per share for gross proceeds of $3,340,000.

All flow through obligations must be fulfilled by December 31, 2007.

(e) Stock Options

The Option Plan allows directors, employees and consultants to be granted incentive based compensation under the Option Plan, while allowing a rolling maximum of 10% of the number of issued and outstanding shares from time-to-time to be granted under the Option Plan. Options may be granted under the Option Plan at an exercise price and vesting provisions as set by the Board of Directors of the Corporation from time-to-time, subject to the limitations of any stock exchange on which the common shares are listed.

6. Share Capital (continued)

(e) Stock Options (continued)

As at December 31, 2006, the Corporation had the following stock options outstanding:

	Share Options	Option Price Per Share Range	Weighted Average Exercise Price
	(#000s)	*($)*	*($)*
Outstanding at December 31, 2004	1,730	1.00 – 1.15	1.05
Granted	580	1.25	1.25
Outstanding at December 31, 2005	2,310	1.00 – 1.25	1.10
Granted	**709**	**1.65 – 1.80**	**1.65**
Exercised	**(165)**	**1.00 – 1.05**	**1.04**
Outstanding at December 31, 2006	**2,854**	**1.00 – 1.80**	**1.24**

The following table summarizes information about the stock options outstanding at December 31, 2006 and 2005:

	Options Outstanding			Options Currently Exercisable		
Option Price	Share Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
($)	*(#000s)*	*(Years)*	*($)*	*(#000s)*	*(Years)*	*($)*
2006						
1.00	**130**	**2.4**	**1.00**	**130**	**2.4**	**1.00**
1.05	**1,285**	**3.5**	**1.05**	**1,285**	**3.5**	**1.05**
1.15	**150**	**3.8**	**1.15**	**100**	**3.3**	**1.15**
1.25	**580**	**4.6**	**1.25**	**387**	**4.1**	**1.25**
1.65	**695**	**5.1**	**1.65**	**232**	**4.1**	**1.65**
1.80	**10**	**5.4**	**1.80**	**3**	**4.4**	**1.80**
1.68	**4**	**5.7**	**1.68**	**1**	**4.7**	**1.68**
	2,854	**4.1**	**1.24**	**2,138**	**3.6**	**1.15**
2005						
1.00	195	3.2	1.00	155	2.6	1.00
1.05	1,385	4.4	1.05	923	3.9	1.05
1.15	150	4.8	1.15	100	4.3	1.15
1.25	580	5.6	1.25	194	4.6	1.25
	2,310	4.6	1.10	1,372	3.9	1.08

6. **Share Capital (continued)**

(f) Warrants

As at December 31, 2006, the Corporation had the following share purchase warrants outstanding:

Issued	Expiry	Warrant Options	Average Price
		(#000s)	*($)*
Outstanding at December 31, 2004	Aug. & Sep. 2005	2,344	1.25
Exercised		(1,808)	1.25
Expired	Aug. & Sep. 2005	(536)	1.25
Outstanding at December 31, 2005 and 2006		--	--

The fair value of each warrant was determined at the grant date using the Black-Scholes model assuming a risk-free interest rate of 4.5% and an expected volatility rate of 103%.

7. **Contributed Surplus**

December 31,	2006	2005
(000s)	*($)*	*($)*
Balance – beginning of year	**1,790**	1,107
Stock compensation costs	**836**	683
Transferred to equity instruments	**(178)**	--
Balance – end of year	**2,448**	1,790

8. **Share Purchase Loans**

At December 31, 2006, the Corporation had $48,000 (2005 – $48,000) in share purchase loans recorded as a reduction of shareholders equity.

9. **Income Taxes**

(a) The effective tax rate of income tax varies from the statutory rate as follows:

	2006	2005
(000s)	*($)*	*($)*
Combined federal and provincial tax rates	**36.15%**	34.2%
Expected income tax recovery at statutory rate	**(245)**	(739)
Alberta Royalty Tax Credit	**(80)**	(59)
Crown charges	**242**	757
Tax rate changes	**(276)**	229
Resource allowance	**(373)**	(751)
Stock-based compensation	**302**	234
Other	**354**	36
Change valuation allowance	**(1,230)**	(2,797)
Actual income tax recovery	**(1,306)**	(3,090)

9. **Income Taxes (continued)**

(b) At December 31, 2006, subject to confirmation by income tax authorities, the Corporation had the following tax pools available to reduce future taxable income:

December 31,	2006	2005
(000s)	*($)*	*($)*
Cumulative Canadian development expenses	**20,320**	8,182
Cumulative Canadian exploration expenses	**10,743**	9,918
Cumulative Canadian oil and gas property expenses	**2,781**	1,532
Foreign exploration and development expenses	**8,053**	8,948
Earned depletion	--	388
Undepreciated capital cost	**8,318**	4,773
Non-capital losses carried forward for tax purposes expiring in 2014	**1,863**	8,745
Undeducted share issue costs carried forward	**746**	958
	52,824	43,444

The tax benefit of these tax pools in excess of carrying values has only been recognized to the extent of the future tax to be renounced for the flow-through shares issued in 2006. A valuation allowance has been recorded for the remainder as the excess does not meet the test of more likely than not realization.

(c) At December 31, 2006, the Corporation had approximately $1,497,000 (2005 – $1,497,000) of capital losses available that have no expiry date and can be used to reduce future capital gains. The tax benefit of these losses has not been recognized as a future asset as the ultimate realization of the asset value is uncertain.

(d) Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. The components of the Corporation's future income tax assets and liabilities are as follows:

December 31,	2006	2005
(000s)	*($)*	*($)*
Nature of temporary differences		
Property and equipment	**2,473**	3,032
Unused non-capital tax losses carried forward	**583**	2,955
Share issue costs	**231**	305
Unused capital losses carried forward	**117**	126
	3,404	6,418
Valuation allowance	**(2,098)**	(3,328)
Future income tax asset	**1,306**	3,090

10. Stock Compensation

The Corporation records stock-based compensation expense for all common share options granted to employees, consultants, officers and directors. The total fair value of stock options granted during the year was estimated at $795,000 or $1.12 per option issued (2005 – $502,000 or $0.87 per option issued). During the year, the Corporation expensed $836,000 (2005 – $673,000). The Black-Scholes option pricing model used the following assumptions:

December 31,	**2006**	2005
Dividend yield	**Nil**	Nil
Expected volatility *(%)*	**41 – 74**	76
Risk free rate of return *(%)*	**4.5**	4.5
Weighted average life *(years)*	**5**	5

11. Financial Instruments

The Corporation carries a number of financial instruments as detailed on the balance sheet. It is management's opinion that the Corporation is not exposed to significant commodity, interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The Corporation holds various forms of financial instruments. The nature of these instruments and the Corporation's operations expose the Corporation to fair value, interest rate and industry credit risks. The Corporation manages its exposure to these risks by operating in a manner that minimizes its exposure to the extent practical.

The Corporation will be subject to commodity and currency price risk for the delivery of natural gas and crude oil. The Corporation is also subject to interest rate risk with respect to its bank indebtedness as this indebtedness is at floating rate (Note 4).

A significant portion of the Corporation's cash is currently held with the same financial institution and, as such, the Corporation is exposed to concentration of credit risk. Substantially all the Corporation's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks.

12. Related Party Transactions

All related party transactions are in the normal course of operations and have been measured at the agreed to exchange amounts, which is the amount of consideration established and agreed to by the related parties and which is similar to those negotiated with third parties. The Corporation had the following related party transactions:

(a) The Corporation incurred consulting fees of $328,000 (2005 – $194,000) to companies controlled by officers of the Corporation for the year ended December 31, 2006.

(b) The Corporation conducts oil and gas exploration and development activities and related transactions with organizations managed or controlled by directors. These transactions are negotiated and conducted using standard industry agreements and terms.

(c) The Corporation incurred legal fees of $55,000 (2005 – $Nil) to a firm in which one of the Corporations' officers was a partner.

(d) Included in general and administrative expenses is $53,000 (2005 – $48,000) paid for directors' fees to independent directors.

(e) Included in other income is $2,400 (2005 – $8,000) of interest charged on the share purchase loans (Note 8).

13. Commitments

(a) The Corporation has a commitment for an office lease that expires in November 2011 as follows:

	($)
2007	238,000
2008	304,000
2009	304,000
2010	304,000
2011	279,000

(b) The Corporation has entered into employment agreements with its executive officers. In addition to defining the terms of employment, the agreements entitle these executives to compensation on a change of management or control, or for termination without cause. The Corporation has agreed to indemnify certain individuals, who have acted at the Corporation's request to be officers or directors of the Corporation. Payment, if any, as a result of these indemnifications will be recorded in the period that the related payment is made.

(c) The Corporation has an obligation to commence drilling an option well at Tower Creek 11-26 by July 2007. The Corporation's estimated share of this well is $3.8 million. As the well is an exploration well, the expenditures on this well will contribute towards meeting the Corporation's unexpended flow through obligation.

14. Statement of Cash Flows

(a) Changes in non-cash working capital balances are comprised of the following:

December 31,	**2006**	2005
(000s)	*($)*	*($)*
Accounts receivable	**(346)**	(3,920)
Prepaid expenses and advances	**(60)**	(37)
Share purchase loans	**--**	214
Accounts payable and accrued liabilities	**712**	4,359
	306	616
Less amounts related to investing activities	**626**	1,039
Less amounts related to financing activities	**--**	214
	(320)	(637)

(b) In 2006, the cash interest paid was $139,000 (2005 – $188,000).

(c) As at December 31, 2006 the Corporation has $Nil of cash and cash equivalents compared to $1,943,000 of cash plus $2,000,000 in a 21 day term deposit and $1,500,000 in a daily term deposit as at December 31, 2005.

15. Subsequent Event

Subsequent to December 31, 2006, the Corporation issued 838,000 stock options to certain officers, an employee and consultant.

File No. 82-34896

GRAND BANKS ENERGY CORPORATION

For Immediate Release ("GBE" – TSX-V)

Grand Banks Announces 2006 Results

Calgary, Alberta – April 11, 2007

Grand Banks Energy Corporation (the "Corporation" or "Grand Banks") is pleased to announce its financial results for the year ended December 31, 2006. The Corporation previously announced its oil and gas reserves for the year ended December 31, 2006 on March 8, 2007.

2006 Highlights:

- Successfully drilled a 4,900 meter Leduc gas discovery at Tower Creek, Alberta
- Drilled 28 gross (15.6 net) wells with a 90% success rate
- Increased undeveloped land holdings to approximately 30,800 net acres
- Increased corporate proved plus probable reserves to 3.79 million boe
- Achieved proved plus probable recycle ratio of 2.35 and reserve life of 12.2 years
- Achieved net earnings of $627,000 or $.02 per share
- Estimated Net Asset Value ("NAV") per fully diluted share at December 31, 2006:
  - 5 percent discounted P+PA reserve value before tax $2.35/share
  - 10 percent discounted P+PA reserve value before tax $1.84/share

	Year ended December 31		
	2006	**2005**	**% Change**
Average Sales Volumes:			
Crude oil & liquids – bbls/day	592	258	129
Natural gas – mcf/day	1,556	3,834	(59)
Sales volumes – boe/day (6:1)	852	898	(5)
Financial Results (Canadian $000's)			
Gross revenues	$ 17,504	$ 17,377	1
Net income	$ 627	$ 930	(33)
Funds flow from operations	$ 9,706	$ 9,066	7
Capital expenditures	$ 25,956	$ 22,255	17
Working capital (deficiency) *	$ (10,562)	$ 1,777	
Flow-through obligations (next 12 months)	$ 3,855	$ 6,740	
Total assets	$ 52,251	$ 42,336	23

* Includes Bank Debt of $6,328 in 2006 and $0 in 2005.

Product Prices and Netback Analysis	2006	2005	% Change
Crude oil and liquids price, $/bbl	$ 63.07	$ 56.63	11
Natural gas price, $/Mcf	$ 6.70	$ 8.50	(21)
Blended price per boe (6:1), $/boe	$ 56.11	$ 52.61	7
Royalty expense, $/boe	$ 10.71	$ 14.35	(25)
Operating costs	$ 8.89	$ 6.18	44
Operating netback, $/boe	$ 36.51	$ 32.08	14

2006 was a pivotal year for the Corporation. The highlight of the year was the successful drilling of a 4,900 meter exploratory well located near Hinton, Alberta. As operator, we drilled and completed (with a 16.67% working interest), the Grand Banks et al Tower Creek 2-21-55-27 W5M well which is indicated by geological information and production testing to be a very significant Leduc sour gas discovery. That discovery, along with success in our light oil focus areas, has given us our best year ever in terms of reserves and value per share and positions us for strong growth going forward.

Our gross revenues totaled $17.5 million in 2006, a modest increase over 2005. Funds flow from operations improved slightly to $9.7 million or $0.31 per share. We achieved high operating netbacks of $36.51 per boe due to the high prices received for our light oil production and the effect of royalty holidays in our main operating areas.

During 2006 we raised $4.2 million by way of a flow-through common share financing consisting of 2 million shares at a price of $2.10 per share. At year end 2006 we had 31.92 million common shares outstanding and 2.85 million options outstanding for a total of 34.77 million shares, fully diluted.

Operational Highlights

During 2006, we drilled 28 gross (15.6 net) wells for an overall success rate of 90%. Although our average production for the year, at 852 boe/d, was down slightly from our 2005 average of 898 boe/d, we ended 2006 in a much stronger position as we essentially doubled our proved reserves while replacing production 4.2 times. The reserve life index of the Corporation as at December 31, 2006, was 6.9 years proved and 12.2 years proved plus probable compared to 4.2 years and 6.4 years, respectively, at the end of 2005. This increase was achieved almost entirely with the drill bit.

Successful drilling in Saskatchewan and Manitoba increased average 2006 crude oil and liquid volumes by 129% to 592 bbls/day compared to an average of 258 bbls/day in 2005. This increase in light oil production largely offset a reduction in natural gas volumes due primarily to expected declines from a high deliverability but limited reserve gas well located at Virginia Hills, Alberta. Corporate natural gas volumes are expected to increase substantially once the Tower Creek 2-21 well commences production. During the second quarter of 2007 the 12 mile tie in and the construction of a $12 million dehydration facility for the well are scheduled to be completed, and the well is expected to commence production at sustained gross rates of about 20 MMcf, giving Grand Banks net sales volumes in the range of about 2.4 MMcf/d, equivalent to about 400 boe/d.

Grand Banks has increased its undeveloped landholdings to over 30,800 net acres, of which 23,000 net acres are located in the Williston Basin, a light oil prone region located in southeast Saskatchewan and Manitoba. Grand Banks now produces oil from three separate light oil focus areas located in the Williston Basin.

The first is an oil property at Kingsford where we produce about 240 bopd of Midale oil into a pipeline connected, production facility operated by Grand Banks. We intend to drill selected wells in this area to help maintain the production volumes through our battery.

At a second focus area that we call Sinclair, located in Manitoba and eastern Saskatchewan, we control over 20,000 net acres of land, mostly at a 100% working interest. This area is productive of high value 40° API sweet crude oil from the Devonian Torquay (Three Forks) formation. This is a key development area for Grand Banks. We have drilled and currently operate 18 oil wells in this area. The information and knowledge gained from two years of exploration, as well as our refinements in the drilling and completion of oil wells on this play, have resulted in significant productivity increases in our most recently drilled wells. We have identified three promising "sweet spots" on our land base at Sinclair. We intend to allocate a substantial part of our 2007 budget drilling development wells in the Sinclair area.

Our third oil area is a wide area joint venture farm in deal located in the Stoughton/Viewfield area of south east Saskatchewan. We put this property up for sale in February 2007. The sale process is now well underway. We recently signed a purchase and sale agreement with a purchaser, and anticipate closing on or about May 3, 2007. More details will be announced respecting the sale after closing.

Outlook

Grand Banks has been built almost entirely with the drill bit. Since the middle of 2003, when our corporate production was less than 100 boe/d, we have raised approximately $32.2 million in equity financings, and over 80% of that equity was raised through the sale of flow through shares. Grand Banks is particularly well suited for flow through financing because we possess tax pools that are now in excess of $50 million. However, flow through funds necessitated that the majority of our budget in 2004 and 2005 be directed towards exploration projects. We were able to deploy the cash flow generated from our exploration successes to acquire land and prospects in south east Saskatchewan and western Manitoba.

In 2006 our capital expenditures, which totaled about $26 million, were financed primarily by cash flow and an expanded bank credit facility. The successful development of our light oil areas, along with our Tower Creek discovery, have created a stable production base which will facilitate further growth. Our budgets going forward will be weighted towards development drilling and funded to a larger extent by cash flow and credit lines. This will enable us to accelerate our growth in production (and value) on a per share basis.

After minimal capital expenditures during the first quarter of this year our current corporate production is about 760 boe/d. After the divestiture of our Stoughton/Viewfield property (about 40 bopd), and once our Tower Creek discovery commences production (expected by June 2007) we expect our corporate production to be about 1,100 boe/d. Based upon a risked analysis of our drilling program and inclusive of declines we have targeted a projected exit rate of 1,400 boe/d.

This exit projection does not include any production volumes for the second Tower Creek well, which we intend to spud before July 1. Grand Banks will operate the drilling of a 4,500 meter exploratory well targeting a well defined "Musreau" type Wabamun type over-pressured sweet gas reservoir. We will pay 19.6% of the projected $18.5 million cost of the well to earn a 17.6% interest. With success, we would expect to have this well tied in and on production during the first quarter of 2008.

We intend to grow our Corporation through lower risk development and exploitation that is supplemented by a prudent mix of high impact exploration. In order to help mitigate the effect of commodity price swings, we will continue to develop both light oil and natural gas production. We expect the ratio of our production of light oil and natural gas to be about 50:50 once the initial Tower Creek well commences production.

The current capital constrained business environment has led to an increase in supply of acquisitions and farm-in opportunities. The prices of acquisitions are also falling to more favorable levels, as are the inflated service costs that were associated with the unusually high activity levels of the past two years. Although Grand Banks has grown primarily in the past with the drill bit, we are now reviewing some acquisition opportunities. Our share price, currently around $1.20 per share, is well below our estimated 2006 year end net asset value (on a 10% dcf before tax basis) of $1.84 per share. This situation reduces our ability to finance an acquisition without the issuance of dilutive equity. We therefore intend to undertake an expanded effort to communicate our success story to investors and financial sources in order to increase the interest in our shares and reduce our cost of capital.

Our goal is to increase our production to the 4,000 to 5,000 boe/d level in three to four years while prudently balancing debt and equity to optimize the growth in our value per share.

Grand Banks is listed on the TSX-Venture Exchange under the Symbol GBE.

For further information please contact:

Grand Banks Energy Corporation
1600, 444 – 5th Avenue S.W.
Calgary, Alberta T2P 2T8
Phone: (403) 262-8666
Fax: (403) 262-8796

E.C. (Ted) McFeely
Chairman, President and Chief Executive Officer

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements including expectations of future production. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

GRAND BANKS ENERGY CORPORATION

For Immediate Release ("GBE" – TSX-V)

GRAND BANKS ANNOUNCES NEW CHIEF FINANCIAL OFFICER

Calgary, Alberta – April 5, 2007.

Grand Banks Energy Corporation is pleased to announce that Mr. Shawn McDonald has been appointed Chief Financial Officer ("C.F.O.") of the Corporation, effective today. Shawn McDonald will replace Mary Kennedy, who served briefly with the Corporation as C.F.O. and V.P. Finance but resigned for personal reasons. She had replaced David Blain, who had acted as a part time C.F.O. since 2004, but wished to reduce his work load in preparation for his retirement.

Shawn McDonald is a lawyer with extensive experience in corporate governance issues and securities regulations. Shawn is also a member of the Canadian Association of Petroleum Landmen and has extensive experience in land contracts, administration and negotiations. He has served in a number of executive roles at Grand Banks, including Director, Corporate Secretary, and, most recently, Vice President Land. Mr. McDonald graduated from the University of Calgary in 1982 with a Bachelor of Commerce degree (major in finance), and earned a Bachelor of Laws degree in 1985. He has been a member of the Law Society of Alberta since 1987.

Mr. Edward McFeely, President and C.E.O. of Grand Banks stated: "Although Mr. McDonald had recently handed off his V.P. Land position to Mr. Dave Eskesen, he continues to be an integral part of our company. Shawn possesses a very broad set of skills and competencies, and has served a number of important roles for Grand Banks. He is familiar and current with our history and business and I am delighted that he has agreed to join us as our Chief Financial Officer."

Mr. McFeely further stated "We are excited about the prospects of our Corporation as we move forward. 2006 was a pivotal year in which we greatly increased our reserves at finding costs of $15.56 per boe, on a proved plus probable basis including future capital. Our 2006 operating netbacks were over $36.00 per barrel. These metrics put us near the top of all public junior oil and gas companies. We expect our production levels to reflect our reserve increases once our Tower Creek gas discovery commences production, expected around June of this year. Once that well is on, we expect our Corporate production levels to increase to the 1,100 boe/d range, and we have targeted a 2007 exit rate of 1,400 boe/d. We have grown Grand Banks with the drill bit and we have a large inventory of light oil development locations on 100% lands. Our future has never looked brighter, and it is our goal to increase our production to the 4,000 to 5,000 boe/d level in 3 to 4 years while prudently balancing debt and equity to optimize the growth in our share value."

Grand Banks expects to release its 2006 year-end financial results on or about April 16, 2007.

Calgary, Alberta – April 5, 2007.

Grand Banks Energy

For further information please contact:

Grand Banks Energy Corporation
1600, 444 – 5th Avenue S.W.
Calgary, Alberta T2P 2T8
Phone: (403) 262-8666
Fax: (403) 262-8796

E.C. (Ted) McFeely
Chairman, President and Chief Executive Officer

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements including expectations of future production. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Netback is the average per unit of volume for oil and gas revenues less royalties and production costs incurred. Netback is expressed in terms of dollars per boe and is calculated in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES.

GLOBAL corporate compliance

April 5, 2007

Alberta Securities Commission
British Columbia Securities Commission
TSX Venture Exchange

Attention: Continuous Disclosure

Dear Sirs:

Re: Grand Banks Energy Corporation

On behalf of our above captioned client, we wish to confirm the following dates regarding their upcoming meeting:

MEETING TYPE	Annual General
DATE OF MEETING	June 5, 2007
MEETING LOCATION	Calgary, AB
CLASS OF SECURITIES ENTITLED TO RECEIVE NOTICE	Common
CLASS OF SECURITIES ENTITLED TO VOTE	Common
CUSIP NO	38522T-105
RECORD DATE FOR NOTICE	May 1, 2007
RECORD DATE FOR VOTING	May 1, 2007
BENEFICIAL OWNERSHIP DETERMINATION DATE	May 1, 2007
MATERIAL MAIL DATE	May 9, 2007

Yours truly,
GLOBAL CORPORATE COMPLIANCE INC.

"Brenda Davis"

Brenda Davis
Associate

cc Grand Banks Energy Corporation
Computershare Trust Company of Canada (for your information only)

Global Corporate Compliance Inc. 850, 505 – 3rd St SW Calgary AB T2P 3E6
tel: 403.216.8455 fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

TSX venture EXCHANGE

FORM 4G

SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: GRAND BANKS ENERGY CORPORATION (the "Issuer").

Month in which stock options have been granted or amended: March 2007.

This Form must be filed at the conclusion of each calendar month during which options have been granted or amended.

New Options Granted:

Name of Optionee	Date of news release disclosing grant (if applicable)	Position of Optionee (Director/ Officer /Employee/ Consultant	Date of Grant	No. of Optioned Shares	Exercise Price	Expiry Date
Mary Kennedy	March 8, 2007	Chief Financial Officer	March 26, 2007	100,000 100,000 100,000	$1.40 $1.40 $1.40	3/26/12 3/26/13 3/26/14
David Eskesen	March 8, 2007	Vice President, Land	March 19, 2007	100,000 100,000 100,000	$1.40 $1.40 $1.40	3/19/12 3/19/13 3/19/14
Marlo Baydala	March 8, 2007	Consultant	March 8, 2007	66,668 66,666 66,666	$1.40 $1.40 $1.40	3/8/12 3/8/13 3/8/14
Jean Sharp	March 8, 2007	Accountant	March 8, 2007	12,768 12,766 12,766	$1.40 $1.40 $1.40	3/8/12 3/8/13 3/8/14

Total number of optioned shares proposed for acceptance: 838,300

- Date shareholder approval was obtained for the Stock Option Plan: June 6, 2006
- Subsequent to the grant of options presented above, state the number of shares remaining available for issuance under the plan: 88,917.

Amended Options:

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date

- If amendments are proposed to directors or officers options, disclose the date shareholder approval was obtained for the amendment: ______________________________.

DECLARATION

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer has not been put on notice to have its listing transferred to NEX, pursuant to *Policy 2.5 – Tier Maintenance Requirements and Inter-Tier Movement*.

3. The Filing is either in all respects in accordance with Exchange *Policy 4.4 – Incentive Stock Options*, in effect as of the date of this Declaration, or any deviations are indicated herein.

4. As of the date of grant there were no Material Changes in the affairs of the Issuer which were not publicly disclosed.

Acknowledgement - Personal Information

"Personal Information" means any information about an identifiable individual, and includes the information contained in the tables, as applicable, found in this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection. use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange. from time to time.

Dated April 18, 2007.

Name of Director or Senior Officer

Signature

SHAWN McDONALD
CHIEF FINANCIAL OFFICER

Official Capacity

END